EXHIBIT 99.1

ANNUAL INFORMATION FORM

For the financial year ended December 31, 2009

Dated March 29, 2010

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

SCHEDULE "A" - AUDIT COMMITTEE TERMS OF REFERENCE
SCHEDULE "B" - REPRODUCTION OF SUMMARY FROM THE NAMOYA TECHNICAL REPORT

PRELIMINARY INFORMATION

Date of Information

All information in this annual information form ("AIF") is as at December 31, 2009, unless otherwise indicated.

Incorporation by Reference of Technical Reports

The following technical reports, or excerpts from technical reports (as applicable), are incorporated by reference into, and form part of, this AIF.  These reports have been filed on, and may be accessed using, the System for Electronic Document Analysis and Retrieval ("SEDAR") on the internet at www.sedar.com and EDGAR at www.sec.gov.

1.	The technical report of SENET dated July 17, 2009 and entitled "Updated Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo".

2.	The technical report of SENET dated August 17, 2007 and entitled "Preliminary Assessment NI 43-101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of Congo".

3.
The technical report of Michael B. Skead (who was Vice President, Exploration of the Company at the time the report was prepared) dated March 30, 2007 and entitled "Third NI 43-101 Technical Report, Lugushwa Project, South Kivu Province, Democratic Republic of the Congo".

4.
Section 2 (entitled "Regional Geology") and section 3 (entitled "Kamituga") of the technical report of Steffen, Robertson and Kirsten (UK) Ltd. dated February 2005 and entitled "NI 43-101 Technical Report Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo".

Any statement contained in a document incorporated by reference herein is not incorporated by reference to the extent that any such statement is modified or superseded by a statement contained herein.  Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

Cautionary Statement Regarding Forward-Looking Statements

This AIF and the documents incorporated by reference herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of Canadian provincial securities laws.  Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies.  All statements, other than statements which are reporting results as well as statements of historical fact, that address activities, events or developments that Banro Corporation ("Banro" or the "Company") believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of gold production, revenue, cash flow and costs, estimated project economics, mineral resource and mineral reserve estimates, potential mineralization, potential mineral resources and mineral reserves, projected timing of future gold production and the Company's exploration and development plans and objectives with respect to its projects) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual events or results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual events or results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainties relating to the availability and costs of financing in the future (the Company currently does not have the funds required to complete the construction of Twangiza Phase 1; see item 3.3.1 of this AIF); uncertainty of capital and operating costs, production and economic returns; uncertainties relating to the estimates and assumptions used in the economic studies of the Company's projects; failure to establish estimated mineral resources or mineral reserves; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the Democratic Republic of the Congo (the "DRC"); lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations or policies affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; the Company's history of losses and expectation of future losses; the Company's ability to acquire additional commercially mineable mineral rights; risks related to the integration of any new acquisitions into the Company's existing operations; increased competition in the mining industry; and the other risks disclosed in item 3.2 ("Risk Factors") of this AIF.

Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

The mineral resource and mineral reserve figures referred to in this AIF are estimates and no assurances can be given that the indicated levels of gold will be produced.  Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.  Valid estimates made at a given time may significantly change when new information becomes available.  While the Company believes that the resource and reserve estimates included in this AIF are well established, by their nature, resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.  If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company.

Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration.  Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability sufficient for public disclosure, except in certain limited circumstances.  Inferred mineral resources are excluded from estimates forming the basis of a feasibility study.

Statements concerning actual mineral reserve and mineral resource estimates are also deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the relevant project or property is developed.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  There is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration.

Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates

This AIF, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws.  Without limiting the foregoing, this AIF, including the documents incorporated by reference herein, uses the terms "measured", "indicated" and "inferred" resources.  U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them.  Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the "inferred resources" will ever be upgraded to a higher category.  Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.  Disclosure of "contained ounces" is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report mineral deposits that do not constitute "reserves" as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this AIF or in the documents incorporated by reference, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this AIF have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.  One consequence of these differences is that "reserves" calculated in accordance with Canadian standards may not be "reserves" under the SEC standards.

U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement (File No. 001-32399), which may be secured from the Company, or from the SEC's website at http://www.sec.gov.

Currency

All dollar amounts in this AIF are expressed in United States dollars, except as otherwise indicated.  References to "$" or "US$" are to United States dollars and references to "Cdn$" are to Canadian dollars, except as otherwise indicated.  For United States dollars to Canadian dollars, based on the Bank of Canada nominal noon rate, the average exchange rate for 2009 and the exchange rate at December 31, 2009 were one United States dollar per $1.1420 and $1.0466 Canadian dollars, respectively.  For reporting purposes, the Company prepares its financial statements in United States dollars and in conformity with accounting principles generally accepted in Canada.

ITEM 1:  CORPORATE STRUCTURE

1.1           Name, Address and Incorporation

The head office and registered office of Banro is located at 1 First Canadian Place, Suite 7070, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.

The Company was incorporated under the Canada Business Corporations Act (the "CBCA") on May 3, 1994 by articles of incorporation.  Pursuant to articles of amendment effective May 7, 1996, the name of the Company was changed from Banro International Capital Inc. to Banro Resource Corporation and the authorized share capital of the Company was increased by creating an unlimited number of a new class of shares designated as preference shares, issuable in series.  The Company was continued under the Ontario Business Corporations Act by articles of continuance effective on October 24, 1996.  By articles of amendment effective on January 16, 2001, the name of the Company was changed to Banro Corporation and the Company's outstanding common shares were consolidated on a three old for one new basis.  The Company was continued under the CBCA by articles of continuance dated April 2, 2004.  By articles of amendment dated December 17, 2004, the Company's outstanding common shares were subdivided by changing each one of such shares into two common shares.

1.2           Intercorporate Relationships

The following chart illustrates the relationship between Banro and its material subsidiaries, together with the jurisdiction of incorporation of each such subsidiary and the percentage of voting securities beneficially owned, or controlled or directed, directly or indirectly, by Banro.

ITEM 2:  GENERAL DEVELOPMENT OF THE BUSINESS

The Company holds, through four wholly-owned DRC subsidiaries, a 100% interest in four gold properties, which are known as Twangiza, Namoya, Lugushwa and Kamituga (the "Projects").  These Projects are covered by a total of 13 exploitation permits and are found along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema Provinces of eastern DRC.  These Projects, totalling approximately 2,600 square kilometres, cover all the major, historical producing areas of the gold belt.  The Company's business focus is the exploration and development of these four DRC Projects.  The Company also holds 14 exploration permits covering an aggregate of 2,638 square kilometres.  Ten of the permits are located in the vicinity of the Company's Twangiza Project and four are located in the vicinity of the Company's Namoya Project.

General Development of the Business

Background

In 1996, the Company acquired, by way of several transactions, 72% of the outstanding shares of the DRC company, Société Zaïroise Minière et Industrielle du Kivu S.A.R.L. ("SOMINKI").  The DRC government held the remaining 28% of SOMINKI's shares as a participating interest.  SOMINKI, which held 100% of the Projects, was an operating, very well-established mining company in the DRC with a long production history.  With the acquisition of control of SOMINKI, the Company also acquired SOMINKI's significant library of geological and exploration data that had accumulated since the early 1920s.

In early 1997, the DRC government ratified a new 25 year (subsequently extended to 30 years) mining convention (the "Mining Convention") among itself, SOMINKI and the Company.  The Mining Convention provided for the transfer of all of the mineral assets and real property of SOMINKI to a newly created DRC company, Société Aurifère du Kivu et du Maniema S.A.R.L. ("SAKIMA"), and that 93% of SAKIMA's shares were to be held by the Company, with the remaining 7% to be owned by the DRC government as a non-dilutive interest.  The Mining Convention also provided for, among other things, confirmation of title in respect of all of the Projects.

Commencing in August 1997 and ending in April 1998, the Company carried out a phase I exploration program on the Twangiza Project which consisted of geological mapping, surveying, data verification, airborne geophysical surveying, diamond drilling and resource modeling.

In July 1998, the DRC government, without prior warning or consultation, issued Presidential decrees which effectively resulted in the expropriation of the Company's Projects.

In April 2002, the DRC government formally signed a settlement agreement (the "Settlement Agreement") with the Company.  The Settlement Agreement called for, among other things, the Company to hold a 100% interest in the Twangiza, Namoya, Lugushwa and Kamituga Projects under a revived Mining Convention.  In accordance with the Settlement Agreement, the Company reorganized the Projects by transferring the Projects from SAKIMA to four newly-created, wholly-owned DRC subsidiaries of the Company (which are named Twangiza Mining SARL, Namoya Mining SARL, Lugushwa Mining SARL and Kamituga Mining SARL), each of which owns 100% of its respective Project.

In late 2003, the Company re-opened its exploration office in the town of Bukavu in eastern DRC.

Recruitment of Management

During 2004, the Company recruited a management team with extensive African and gold industry experience.  Included in the people who joined the Company during 2004 were Peter N. Cowley as Chief Executive Officer, President and a director, Simon F.W. Village as Chairman of the Board and a director, Michael B. Skead as Exploration Manager (later promoted to Vice President, Exploration) and John A. Clarke as a director.

Resumption of Exploration

In November 2004, the Company commenced exploration activities at the Namoya Project and in January 2005 the Company commenced exploration activities at the Lugushwa Project.  The Company commenced the second phase of exploration at the Twangiza Project in October 2005.

Stock Exchange Listings

On March 28, 2005, the Company's common shares began trading on the American Stock Exchange (which is now called the NYSE Amex Equities) (the "NYSE Amex").  On November 10, 2005, the Company's common shares began trading on the Toronto Stock Exchange (the "TSX") and ceased trading on the TSX Venture Exchange concurrent with the TSX listing.  RBC Capital Markets acted as sponsor to Banro in its application for listing on the TSX.

Financings (2004 to 2006)

In March 2004, the Company completed a Cdn$16,000,000 private placement financing.

In July 2005, the Company completed an Cdn$18,375,000 private placement financing.  This placement was made to an investment fund managed by Capital Research and Management Company and to institutional accounts managed by affiliates of Capital Group International, Inc.

In October 2005, the Company completed a non-brokered Cdn$13,000,000 private placement financing.  The subscribers in respect of this financing were an investment fund managed by Actis Capital LLP and an investment fund co-managed by Actis Capital LLP and Cordiant Capital Inc.

In May 2006, the Company completed an equity financing for total gross proceeds of Cdn$56,012,800.  The underwriters who conducted this financing were RBC Capital Markets as lead manager, Raymond James Ltd. and MGI Securities Inc.

Acquisition of Additional Properties

In March 2007, the Company announced that its wholly-owned DRC subsidiary, Banro Congo Mining SARL, had acquired 14 exploration permits covering certain ground located between and contiguous to the Company's Twangiza, Kamituga and Lugushwa Projects.  The applications for these permits were originally filed with the Mining Cadastral shortly after implementation of the DRC's new Mining Code in June 2003.

Preliminary Assessments of Twangiza and Namoya

In July 2007, the Company announced the results of its preliminary assessments (i.e. "scoping studies") of its Namoya and Twangiza Projects.  These studies were prepared with input from a number of independent consultants including SRK Consulting, Cardiff (mining and environmental), SGS Lakefield, Johannesburg (metallurgical testwork), Knight Piésold Ltd., Vancouver (power) and SENET, Johannesburg (processing and infrastructure).  SENET also undertook the preliminary economic valuation and technical report compilation.

Hiring of New C.E.O.

Michael J. Prinsloo was appointed Chief Executive Officer of the Company effective September 17, 2007.  Mr. Prinsloo was hired to lead the Company's transition from gold explorer to developer, with specific responsibility for overseeing the planned feasibility studies on Banro's Twangiza and Namoya Projects and for taking these Projects through the construction stage and into production.  Prior to joining Banro, Mr. Prinsloo had accumulated some 35 years of experience in the gold mining industry, including acting as Head of South African Operations of Gold Fields Limited from 2002 to 2006.  Mr. Prinsloo was also appointed President of the Company in March 2008 following the retirement of Peter N. Cowley as President.

Twangiza Pre-Feasibility Study

In July 2008, the Company announced results of the pre-feasibility study of the Company's Twangiza Project.

2008 Financing

In September 2008, the Company completed an equity financing for total gross proceeds of US$21,000,000.  This financing was completed through a syndicate of underwriters led by RBC Capital Markets and including CIBC World Markets Inc., UBS Securities Canada Inc. and Raymond James Ltd.

Twangiza Feasibility Study

In January 2009, the Company announced results of the feasibility study of the Company's Twangiza Project.

Twangiza Updated Feasibility Study

In June 2009, the Company announced updated results of the feasibility study of the Company's Twangiza Project.

2009 Financings

In February 2009, the Company completed a non-brokered equity financing for total gross proceeds of US$14,000,000.

In June 2009, the Company completed an equity financing for total gross proceeds of Cdn$100,001,700.  The financing was conducted through a syndicate of underwriters co-led by GMP Securities L.P. and CIBC World Markets Inc.

Title Confirmation and Ratification of Fiscal Arrangement

In February 2009, the Company announced that following discussions it has received official confirmation from the DRC government that all aspects of the Company's Mining Convention and its mining licenses respecting the Company's DRC Projects are in accordance with Congolese law.

In August 2009, the DRC government ratified the fiscal arrangement between the DRC government and the Company.  The Company has agreed to enhance its existing commitment to the DRC and the local communities of South Kivu and the Maniema provinces through:

•
An advance payment of US$2 million to the DRC government to be made when the Company completes the equity and debt financing process for construction of the Twangiza Project.  These funds will also be used to support social infrastructure development in the Twangiza and Luhwindja communities and will be credited against future taxes;

•	A pledge of US$200,000 to settle legacy issues with SOMINKI and the transfer to the central government of certain real estate assets redundant to the Company's operations;

•
4% of future net profits, after return of capital, allocated through the central government to the communities of South Kivu and Maniema provinces for the building of infrastructure projects, including roads and bridges, schools and health care facilities; and

•	A royalty of 1% on gold revenues.

Purchase of Gold Plant and Commencement of Construction of Phase 1 at Twangiza

The Company intends to develop Twangiza in phases, commencing with the construction of a "Phase 1" oxide mining operation, to be expanded in subsequent years.  To that end, the Company completed in September 2009 the purchase of a refurbished gold processing plant capable of achieving an upgraded throughput capacity of 1.3 million tonnes per annum, with plans to ship the plant from Australia and assemble it at Twangiza (subsequent to the said purchase, the plant was upgraded by the Company to cater for 1.3 million tonnes per annum throughput).

The Company began mobilizing equipment at Twangiza in January 2010 in order to facilitate the commencement of construction activities in February 2010.  The resettlement process involving all consultative activities with local community members and the construction of resettlement houses commenced during the fourth quarter of 2009.  Work on bridge upgrades and roads to the Twangiza site commenced in February 2010.

Appointment of Debt Financial Advisor

In September 2009, Banro finalized the appointment of Standard Chartered Bank as the exclusive debt finance advisor for the Company's Twangiza Project.

ITEM 3:  DESCRIPTION OF THE BUSINESS

3.1           General

The Company holds, through four wholly-owned DRC subsidiaries, a 100% interest in four gold properties, which are known as Twangiza, Namoya, Lugushwa and Kamituga.  These properties are covered by a total of 13 exploitation permits and are found along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema Provinces of eastern DRC.  These properties, totalling approximately 2,600 square kilometres, cover all the major, historical producing areas of the gold belt.  The Company's business focus is the exploration and development of these four DRC properties.  See items 3.3.1, 3.3.2, 3.3.3 and 3.3.4 of this AIF for additional information relating to these four properties.

The Company also holds 14 exploration permits covering an aggregate of 2,638 square kilometres.  Ten of the permits are located in the vicinity of the Company's Twangiza property and four are located in the vicinity of the Company's Namoya property.

The following illustrates the location of the Company's four principal properties and the related exploitation permits.

Under DRC mining law, an exploitation permit entitles the holder thereof to the exclusive right to carry out, within the perimeter over which it is granted and during its term of validity, exploration, development, construction and exploitation works in connection with the mineral substances for which the permit has been granted and associated substances if the holder has obtained an extension of the permit.  In addition, an exploitation permit entitles the holder to: (a) enter the exploitation perimeter to conduct mining operations; (b) build the installations and infrastructures required for mining exploitation; (c) use the water and wood within the mining perimeter for the requirements of the mining exploitation, provided that the requirements set forth in the environmental impact study and the environmental management plan of the project are complied with; (d) use, transport and freely sell the holder's products originating from within the exploitation perimeter; (e) proceed with concentration, metallurgical or technical treatment operations, as well as the transformation of the mineral substances extracted from the exploitation perimeter; and (f) proceed to carry out works to extend the mine.

Without an exploitation permit, the holder of an exploration permit may not conduct exploitation work on the perimeter covered by the exploration permit.  So long as a perimeter is covered by an exploitation permit, no other application for a mining or quarry right for all or part of the same perimeter can be processed.

An exploration permit entitles the holder thereof to the exclusive right, within the perimeter over which it is granted and for the term of its validity, to carry out mineral exploration work for mineral substances, substances for which the licence is granted and associated substances if an extension of the permit is obtained.  However, the holder of an exploration permit cannot commence work on the property without obtaining approval in advance of its mitigation and rehabilitation plan.  An exploration permit also entitles its holder to the right to obtain an exploitation permit for all or part of the mineral substances and associated substances, if applicable, to which the exploration permit or any extension thereto applies if the holder discovers a deposit which can be economically exploited.

On February 13, 1997, the Company entered into a mining convention with the Republic of Zaire (now called the Democratic Republic of the Congo) and SOMINKI (the "Mining Convention").  In July 1998, the Company was expropriated of all its properties, rights and titles by Presidential decree.  The Company initiated arbitration procedures against the DRC State seeking compensation for this expropriation.  A settlement agreement between the DRC State and the Company was signed in April 2002 (the "Settlement Agreement").  The Settlement Agreement effectively revived the expropriated Mining Convention.  Under this revived Mining Convention, the Company held a 100% equity interest in its properties, was entitled to a ten-year tax holiday from the start of production, and was exempt from custom duties and royalty payments.

On July 11, 2002, the DRC State enacted a Mining Code (the "Mining Code") to govern all the exploration and exploitation of mineral resources in the DRC.  Holders of mining rights who derived their rights from previously existing mining conventions had the option to choose between being governed, either exclusively by the terms and conditions of their own mining convention with the DRC State or by the provisions of the Mining Code.  Pursuant to this right of option which is prescribed in Section 340 paragraph 1 of the Mining Code, the Company elected to remain subject to the terms and conditions of its Mining Convention with respect to its 13 exploitation permits it acquired before the enactment of the Mining Code.  Nevertheless, the 14 exploration permits (which were acquired by the Company after the implementation of the Mining Code) are exclusively governed by the provisions of the Mining Code and related mining regulations.

Employees

As at December 31, 2009, the Company and its subsidiaries had a total of 210 full-time employees.  The following provides a breakdown of these employees by location:

Location	Number of Employees

Banro office in Toronto, Canada	6

Banro office in Johannesburg, South Africa	6

Banro office and sampling facility in Bukavu, DRC	73

Banro office in Kinshasa, DRC	11

Twangiza project	59

Namoya project	26

Lugushwa project	29

Total:	210

Neither the Company nor any of its subsidiaries has any unionized employees.

Social and Environmental Policies

(a) The Banro Foundation

Since launching its current exploration programs in late 2004, Banro has been working with local communities to promote development.  In late 2005, the Company formalized this commitment to community development with the creation of the Banro Foundation.  The Banro Foundation is a registered charity in the DRC with a mandate to support education, health and infrastructure improvements, principally in the local communities where Banro operates.  The Company funds the Banro Foundation and has created a management structure that ensures local participation in decision-making.  The Foundation focuses on needs that have been identified by local committees of community leaders and invests in improvements that will benefit communities as a whole.  To the extent possible, the Foundation employs local labour in all initiatives.  During the last two years alone, the projects completed by the Banro Foundation include two new high schools, a potable water delivery system serving 18,000 people in four villages, the construction or re-construction of over 100 kilometres of roads and bridges, a large health centre and the distribution of medical equipment from Canada to seven regional hospitals and clinics.  Additional information with respect to the Banro Foundation, including a list of the projects undertaken by the Banro Foundation to date, can be found on the Company's web site at www.banro.com.

(b) Job Creation

Banro is committed to the creation of jobs and economic opportunities for local Congolese.  In a short period of time, Banro has gone from having no presence in the eastern DRC to being one of the largest private employers in the region.  As it has grown, the Company has deliberately created opportunities for many local Congolese.  Additional information with respect to job creation can be found on the Company's web site at www.banro.com.

(c) Environmental Protection and Workplace Safety

As set out in the Business Conduct Policy adopted by the Company (a copy of this policy can be obtained from SEDAR at www.sedar.com), the Company believes that effectiveness in environmental standards, along with occupational health and safety, is an essential part of achieving success in the mineral exploration and development business.  The Business Conduct Policy states that Banro will therefore work at continuous improvement in these areas and will be guided by the following principles: (a) creating a safe work environment; (b) minimizing the environmental impacts of its activities; (c) building cooperative working relationships with local communities and governments in the Company's areas of operations; (d) reviewing and monitoring environmental and safety performance; and (e) prompt and effective response to any environmental and safety concerns.

Banro adheres to the E3 Environmental Excellence in Exploration guidelines, which were developed by the Prospectors and Developers Association of Canada.

Banro's management has also taken steps to ensure that all employees and suppliers respect and adhere to the laws of the DRC with respect to the protection of threatened and endangered species.

The Company is working to international best practices in environmental appraisal with respect to the development of the Company's Twangiza Project.  SRK Consulting (South Africa) (Pty) Ltd. has been developing an Equator Principles 2-compliant environmental and social impact assessment report (the "ESIA") and an associated environmental and social impact mitigation and management plan (the "ESMP").  In addition to covering potential lenders' Equator Principles standards, the ESIA will also cover DRC requirements as stated under the DRC Mining Code.  To date, draft specialist baseline study reports have been completed on hydrology, water quality, soils, air quality, noise, aquatic ecology, and terrestrial flora and fauna.  A Conceptual Rehabilitation and Closure Plan has also been prepared as part of the ESMP.  Further information with respect to the ESMP and ESIA is available in the "Twangiza Technical Report" (as defined in item 3.3.1.1 of this AIF).

3.2           Risk Factors

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of Banro and could cause the Company's operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company. These include widespread risks associated with any form of business and specific risks associated with Banro's business and its involvement in the gold exploration and development industry.

An investment in the Company's common shares is considered speculative and involves a high degree of risk due to, among other things, the nature of Banro's business (which is the exploration and development of gold properties), the present stage of its development and the location of Banro's projects in the DRC.  In addition to the other information presented in this AIF, a prospective investor should carefully consider the risk factors set out below and the other information that Banro files with Canadian securities regulators and with the SEC in the U.S. before investing in the Company's common shares.  The Company has identified the following non-exhaustive list of inherent risks and uncertainties that it considers to be relevant to its operations and business plans.  Such risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.  As well, additional risks that the Company is unaware of or that are currently believed to be immaterial may become important factors that affect the Company's business.

Risks of Operating in the DRC

Banro's projects are located in the DRC.  The assets and operations of the Company are therefore subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, expropriation, nationalization, renegotiation or nullification of existing licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.  Changes, if any, in mining or investment policies or shifts in political climate in the DRC may adversely affect Banro's operations.  Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.  Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights, could result in loss, reduction or expropriation of entitlements.  In addition, in the event of a dispute arising from operations in the DRC, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.  The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity.  It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations.  There are also risks associated with the enforceability of the Company's mining convention with the DRC and the government of the DRC could choose to review the Company's titles at any time.  Should the Company's rights, its mining convention or its titles not be honoured or become unenforceable for any reason, or if any material term of these agreements is arbitrarily changed by the government of the DRC, the Company's business, financial condition and prospects will be materially adversely affected.

Some or all of the Company's properties are located in regions where political instability and violence is ongoing.  Some or all of the Company's properties are inhabited by artisanal miners.  These conditions may interfere with work on the Company's properties and present a potential security threat to the Company's employees.  The Company has not begun exploration work on its Kamituga property because of the political instability, violence and the activities of artisanal miners.  There is a risk that the Company's operations at Kamituga may continue to be delayed, and that activities at other properties may be delayed or interfered with, due to the conditions of political instability, violence and the inhabitation of the properties by artisanal miners.  The Company uses its best efforts to maintain good relations with the local communities in order to minimize such risks.

The DRC is a developing nation which recently emerged from a period of civil war and conflict.  Physical and institutional infrastructure throughout the DRC is in a debilitated condition.  The DRC is in transition from a largely state controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base, to one based on more democratic principles (presidential and parliamentary elections were successfully held in 2006).  There can be no assurance that these changes will be effected or that the achievement of these objectives will not have material adverse consequences for Banro and its operations.  The DRC continues to experience instability in parts of the country due to certain militia and criminal elements.  While the government and United Nations forces are working to support the extension of central government authority throughout the country, there can be no assurance that such efforts will be successful.

No assurance can be given that the Company will be able to maintain effective security in connection with its assets or personnel in the DRC where civil war and conflict have disrupted exploration and mining activities in the past and may affect the Company's operations or plans in the future.

HIV/AIDS, malaria and other diseases represent a serious threat to maintaining a skilled workforce in the mining industry in the DRC.  HIV/AIDS is a major healthcare challenge faced by the Company's operations in the country.  There can be no assurance that the Company will not lose members of its workforce or workforce man-hours or incur increased medical costs, which may have a material adverse effect on the Company's operations.

The DRC has historically experienced relatively high rates of inflation.

Financing Requirements

The Company does not have a history of mining operations, and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future.  The Company has only incurred operating losses, and the development of its projects is still at an early stage.  The Company's ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay liabilities arising from normal business operations when they come due.

The Company will require significant financing in order to carry out plans to develop its projects, including its plan to carry out the construction of "Phase 1" of the Twangiza Project (see item 3.3.1 of this AIF).  The Company has no operating revenues and is wholly reliant upon external financing to fund such plans.  There can be no assurance that such financing will be available to the Company or, if it is, that it will be offered on acceptable terms.  If additional financing is raised through the issuance of equity or convertible debt securities of the Company, the interests of the Company's shareholders in the net assets of the Company may be diluted.  Any failure of the Company to obtain required financing on acceptable terms could have a material adverse effect on the Company's financial condition, results of operations, liquidity, and its ability to continue as a going concern, and may require the Company to cancel or postpone planned capital expenditures, including expenditures relating to the construction of "Phase 1" of the Twangiza Project.

No History of Mining Operations or Profitability

The Company's properties are in the exploration stage or, in the case of Twangiza, in the development stage.  The development of properties found to be economically feasible will require the construction and operation of mines, processing plants and related infrastructure.  As a result, Banro is subject to all of the risks associated with establishing new mining operations and business enterprises including: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and costs of skilled labour and mining equipment; the availability and costs of appropriate smelting and/or refining arrangements; the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and, the availability of funds to finance construction and development activities.  The costs, timing and complexities of mine construction and development are increased by the remote location of the Company's properties.  It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up.  In addition, delays in the commencement of mineral production often occur.  Accordingly, there are no assurances that the Company's activities will result in profitable mining operations or that the Company will successfully establish mining operations or profitably produce gold at any of its properties.

Gold Prices

The future price of gold will significantly affect the development of Banro's projects.  Gold prices are subject to significant fluctuation and are affected by a number of factors which are beyond Banro's control.  Such factors include, but are not limited to, interest rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world.  The price of gold has fluctuated widely in recent years, and future serious price declines could cause development of and commercial production from Banro's mineral interests to be impracticable.  If the price of gold decreases, projected cash flow from planned mining operations may not be sufficient to justify ongoing operations and Banro could be forced to discontinue development and sell its projects.  Future production from Banro's projects is dependent on gold prices that are adequate to make these projects economic.

Government Regulation

Banro's mineral exploration and planned development activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters.  Although Banro's exploration and development activities are currently carried out in accordance with applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail development.

Many of Banro's mineral rights and interests are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of the DRC government.  No assurance can be given that Banro will be successful in maintaining any or all of the various approvals, licenses and permits in full force and effect without modification or revocation.  To the extent such approvals are not maintained, Banro may be delayed, curtailed or prohibited from continuing or proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be delayed or curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws and regulations governing operations or more stringent implementation thereof could have a substantial adverse impact on Banro and cause increases in exploration expenses, capital expenditures or require abandonment or delays in development of mineral interests.

Exploration and Mining Risks

The Company's properties are in the exploration or development stage.  The exploration for and development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate.  While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines.  Major expenditures are required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.  Whether a mineral deposit, once discovered, will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Banro not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by Banro towards the search for and evaluation of mineral deposits will result in discoveries that are commercially viable.  In addition, in the case of a commercial ore-body, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced.

Mining operations generally involve a high degree of risk.  Such operations are subject to all the hazards and risks normally encountered in the exploration for, and development and production of gold and other precious or base metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, fires, cave-ins, flooding and other conditions involved in the drilling and removal of material as well as industrial accidents, labour force disruptions, fall of ground accidents in underground operations, unanticipated increases in gold lock-up and inventory levels at heap-leach operations and force majeure factors, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to person or property, environmental damage, delays, increased production costs, monetary losses and possible legal liability.  Milling operations are subject to hazards such as equipment failure or failure of mining pit slopes and retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.  The Company may not be able to obtain insurance to cover these risks at economically feasible premiums.  Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to the Company or to other companies within the mining industry.  The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by insurance policies.

Development of an Active Market and Volatility

There can be no assurance that an active market for the Company's securities will be sustained.  The market price of the Company's securities may fluctuate significantly based on a number of factors, some of which are unrelated to the financial performance or prospects of the Company.  These factors include macroeconomic developments in North America and globally, market perceptions of the attractiveness of particular industries, short-term changes in commodity prices, other precious metal prices, the attractiveness of alternative investments, currency exchange fluctuation, the political environment in the DRC and the Company's financial condition or results of operations as reflected in its financial statements.  Other factors unrelated to the performance of the Company that may have an effect on the price of the securities of the Company include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company's securities; lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of securities of the Company; the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities; the Company's operating performance and the performance of competitors and other similar companies; the public's reaction to the Company's press releases, other public announcements and the Company's filings with the various securities regulatory authorities; changes in estimates or recommendations by research analysts who track the Company's securities or the shares of other companies in the resource sector; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving the Company or its competitors; the factors listed in this AIF under the heading "Cautionary Statement Regarding Forward-Looking Statements"; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company's securities to be delisted from any exchange on which they are listed at that time, further reducing market liquidity.  If there is no active market for the securities of the Company, the liquidity of an investor's investment may be limited and the price of the securities of the Company may decline.  If such a market does not develop, investors may lose their entire investment in the Company's securities.

The Company expects that it will be considered  passive foreign investment company or "PFIC"

Holders of common shares and warrants of the Company that are U.S. taxpayers should be aware that, due to the nature of the Company's assets and the income that it expects to generate, the Company expects to be a "passive foreign investment company" ("PFIC") for the current year, and may be a PFIC in subsequent taxable years.  Whether the Company will be a PFIC for the current or future taxable year will depend on the Company's assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this AIF.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status for any taxable year.  U.S. federal income tax laws contain rules which result in materially adverse tax consequences to U.S. taxpayers that own shares of a corporation which has been classified as a PFIC during any taxable year of such holder's holding period.  A U.S. taxpayer who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC may mitigate such negative tax consequences by making certain U.S. federal income tax elections, which are subject to numerous restrictions and limitations.  Holders of the Company's common shares and warrants are urged to consult their tax advisors regarding the acquisition, ownership, and disposition of the Company's common shares and warrants.

History of Losses and Expected Future Losses

The Company has incurred losses since its inception and the Company expects to incur losses for the foreseeable future.  The Company incurred the following net losses during each of the following periods:

•	US$4.8 million for the year ended December 31, 2009;
•	US$8.5 million for the year ended December 31, 2008; and
•	US$3.8 million for the year ended December 31, 2007.

The Company had an accumulated deficit of approximately US$67 million as of December 31, 2009.  The losses do not include capitalized mineral property exploration and development costs.

The Company expects to continue to incur losses unless and until such time as one or more of its properties enter into commercial production and generate sufficient revenues to fund continuing operations.  The development of the Company's properties will require the commitment of substantial financial resources.  The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants' analysis and recommendations, the rate at which operating losses are incurred, and the Company's acquisition of additional properties, some of which are beyond the Company's control.  There can be no assurance that the Company will ever achieve profitability.

Infrastructure for the Projects

The Company's projects are located in remote areas of the DRC, which lack basic infrastructure, including sources of power, water, housing, food and transport.  In order to develop any of its projects Banro will need to establish the facilities and material necessary to support operations in the remote locations in which they are situated.  The remoteness of each project will affect the potential viability of mining operations, as Banro will also need to establish substantially greater sources of power, water, physical plant and transport infrastructure than are currently present in the area.  The transportation of equipment and supplies into the DRC and the transportation of resources out of the DRC may also be subject to delays that adversely affect the ability of the Company to proceed with its mineral projects in the country in a timely manner.  Failure in electrical power shortages of the supply of diesel, mechanical parts and other items required for the Company's operations could have an adverse effect on the Company's business, operating results and financial condition.  The lack of availability of such sources may adversely affect mining feasibility and will, in any event, require Banro to arrange significant financing, locate adequate supplies and obtain necessary approvals from national, provincial and regional governments, none of which can be assured.  The Company's interests in the DRC are accessed over lands that may also be subject to the interests of third parties which may result in further delays and disputes in the carrying out of the Company's operational activities.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

The mineral resource and mineral reserve figures referred to in this AIF and in the Company's filings with the SEC and applicable Canadian securities regulatory authorities, press releases and other public statements that may be made from time to time are estimates.  These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable.  There can be no assurance that these estimates will be accurate or that this mineralization could be mined or processed profitably.

The Company has not commenced production on any of its properties, and has not defined or delineated any proven or probable reserves on any of its properties other than Twangiza.  Mineralization estimates for the Company's properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience.  In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results.  There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

The resource and reserve estimates referred to in this AIF have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate.  Extended declines in the market price for gold may render portions of the Company's mineralization uneconomic and result in reduced reported mineralization.  Any material reductions in estimates of mineralization, or of the Company's ability to extract this mineralization, could have a material adverse effect on the Company's results of operations or financial condition.

The Company has not established the presence of any proven or probable reserves at any of its properties other than Twangiza.  There can be no assurance that subsequent testing or future studies will establish proven and probable reserves on such properties.  The failure to establish proven and probable reserves on such properties could severely restrict the Company's ability to successfully implement its strategies for long-term growth.

Uncertainty Relating to Inferred Mineral Resources

There is a risk that the inferred mineral resources referred to in this AIF cannot be converted into mineral reserves as the ability to assess geological continuity is not sufficient to demonstrate economic viability.  Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute proven and probable mineral reserves as a result of continued exploration.

Dependence on Limited Properties

The Twangiza, Lugushwa, Namoya and Kamituga Projects account for the Company's material mineral properties.  Any adverse development affecting the progress of any of these Projects may have a material adverse effect on the Company's financial performance and results of operations.

Market Perception

Market perception of junior gold exploration companies such as the Company may shift such that these companies are viewed less favourably.  This factor could impact the value of investors' holdings and the ability of the Company to raise further funds, which could have a material adverse effect on the Company's business, financial condition and prospects.

Uninsured Risks

Although the Company maintains directors and officers insurance and insurance on its premises in Toronto, Canada, its insurance does not cover all the potential risks associated with its operations, including industrial accidents, damages to equipment and facilities, labour disputes, pollution, unusual or unexpected geological conditions, rock bursts, ground or slope failures, cave-ins, fires, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, earthquakes and other environmental occurrences.  In addition, Banro may elect not to obtain coverage against these risks because of premium costs or other reasons, and where coverage is maintained, losses may exceed policy limits.  Losses from these events may cause Banro to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

All phases of Banro's operations are subject to environmental regulation.  These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation.  They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste.  Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company's intended activities.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect Banro's operations.  Environmental hazards may exist on the properties on which Banro holds interests which are unknown to Banro at present and which have been caused by previous owners or operators of the properties.  Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required.  Banro has acquired its mineral rights through a cession from SOMINKI.  As such, Banro will be liable to the DRC State for any environmental damage caused by SOMINKI as previous owner and operator of Banro's properties.

Difficulties for Investors in Foreign Jurisdictions in Bringing Actions and Enforcing Judgments

The Company is organized under the laws of Canada and its principal executive office is located in Toronto, Canada.  All of the Company's directors and officers, and all of the experts referred to in this AIF, reside outside of the United States, and all or a substantial portion of their assets, and a substantial portion of the Company's assets, are located outside of the United States.  As a result, it may be difficult for investors in the United States or otherwise outside of Canada to bring an action against directors, officers or experts who are not resident in the United States or in other jurisdictions outside Canada.  It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions outside Canada against those persons or the Company.

Uncertainty of Acquiring Additional Commercially Mineable Mineral Rights

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.  Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

Banro's future growth and productivity will depend, in part, on its ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and development programs.  Mineral exploration is highly speculative in nature and is frequently non-productive.  Substantial expenditures are required to: establish ore reserves through drilling and metallurgical and other testing techniques; determine metal content and metallurgical recovery processes to extract metal from the ore; and construct, renovate or expand mining and processing facilities.

In addition, if the Company discovers ore, it would take several years from the initial phases of exploration until production is possible.  During this time, the economic feasibility of production may change.  As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional commercially mineable (or viable) mineral rights.

Litigation Risks

The Company may from time to time be involved in various legal proceedings.  While the Company believes it is unlikely that the final outcome of any such proceedings will have a material adverse effect on the Company's financial position or results of operation, defence and settlement costs can be substantial, even with respect to claims that have no merit.  Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal matter will not have a material adverse effect on the Company's future cash flow, results of operations or financial condition.

Future Hedging Activities

The Company has not entered into forward contracts or other derivative instruments to sell gold that it might produce in the future.  Although the Company has no near term plans to enter such transactions, it may do so in the future if required for project financing.  Forward contracts obligate the holder to sell hedged production at a price set when the holder enters into the contract, regardless of what the price is when the product is actually mined.  Accordingly, there is a risk that the price of the product is higher at the time it is mined than when the Company entered into the contracts, so that the product must be sold at a price lower than could have been received if the contract was not entered.  There is also the risk that the Company may have insufficient gold production to deliver into forward sales positions.  The Company may enter into option contracts for gold to mitigate the effects of such hedging.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of the Company's common shares in the public markets, or the potential for such sales, could decrease the trading price of such shares and could impair Banro's ability to raise capital through future sales of common shares.  Banro has previously completed share issuances at prices per share which are lower than the current market price of its common shares.  Accordingly, some of the Company's shareholders have an investment profit in the Company's common shares that they may seek to liquidate.

Currency Risk

The Company uses the United States dollar as its functional currency.  Fluctuations in the value of the United States dollar relative to other currencies (including the Canadian dollar) could have a material impact on the Company's consolidated financial statements by creating gains or losses.  No currency hedge policies are in place or are presently contemplated.

Dependence on Management and Key Personnel

The success of the Company depends on the good faith, experience and judgment of the Company's management and advisors in supervising and providing for the effective management of the business and the operations of the Company.  The Company is dependent on a relatively small number of key personnel, the loss of any one of whom could have an adverse effect on the Company.  The Company currently does not have key person insurance on these individuals.  The Company may need to recruit additional qualified personnel to supplement existing management and there is no assurance that the Company will be able to attract such personnel.

Competition

The natural resource industry is intensely competitive in all of its phases.  Significant competition exists for the acquisition of properties producing, or capable of producing, gold or other metals.  The Company competes with many companies possessing greater financial resources and technical facilities than itself.  The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals.  Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters.  Increased competition could also adversely affect the Company's ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Conflict of Interest

A number of directors of the Company also serve as directors and/or officers of other companies involved in the exploration and development of natural resource properties.  As a result, conflicts may arise between the obligations of these individuals to the Company and to such other companies.

3.3           Banro's Gold Projects

The Company holds, through four wholly-owned DRC subsidiaries, a 100% interest in four gold properties, which are known as Twangiza, Namoya, Lugushwa and Kamituga.  These properties are covered by a total of 13 exploitation permits and are found along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema Provinces of eastern DRC.  These properties, totalling approximately 2,600 square kilometres, cover all the major, historical producing areas of the gold belt.  The Company's business focus is the exploration and development of these four DRC properties.  The Company also holds 14 exploration permits covering an aggregate of 2,638 square kilometres.  Ten of the permits are located in the vicinity of the Company's Twangiza property and four are located in the vicinity of the Company's Namoya property.

During fiscal 2009, the Company continued its exploration activities at its Twangiza, Namoya and Lugushwa properties and began the process of developing the Twangiza property (which is planned to be developed in phases).  Exploration activities focused on the delineation of several new mineral prospects which have been identified at Twangiza, Lugushwa and Namoya and within the areas covered by the 14 exploration permits.  This exploration program consisted of diamond and auger drilling, gridding, mapping, and soil, stream and rock sampling.  No ground exploration was undertaken with respect to the Company's Kamituga property or the 14 exploration permit areas.

For fiscal 2010, the Company will focus on the construction of "Phase 1" of the Twangiza Project.  On the exploration side, for fiscal 2010 the Company intends to focus on increasing its resource base by the delineation of several new mineral prospects which have been identified at Twangiza, Lugushwa and Namoya and within the 14 exploration permit areas.  The Company also intends to commence field work on the Kamituga property and on the exploration permit areas.  In addition, during fiscal 2010 the Company is planning to continue to define target infill drilling in order to secure additional recoverable ounces for the heap leach option at Namoya and Lugushwa, while working toward the completion of a full feasibility study for the Namoya Project and a scoping study for the Lugushwa Project.

3.3.1        Twangiza

The 1,156 square kilometre Twangiza property is located in the South Kivu Province of the DRC, approximately 35 kilometres west of the Burundi border and approximately 45 kilometres to the south southwest of the town of Bukavu, the provincial capital.  The Twangiza property consists of six exploitation permits.  Banro's wholly-owned DRC subsidiary, Twangiza Mining SARL, has a 100% interest in the said permits.

The current exploration at Twangiza commenced in October 2005 and to date a total of 335 diamond drill holes have been completed.  The program has included resource delineation drilling on the 3.5 kilometre northerly trending mining target comprising the Twangiza Main and Twangiza North deposits.

LIDAR, airborne magnetic and radiometric surveys over the entire Twangiza property were completed in 2007 and target generation and ground follow-up were initiated in 2008 on a number of targets.

The most recent mineral resource estimates for Twangiza, which are summarized below under "Twangiza Updated Feasibility Study", came at the end of the fourth phase of resource drilling and sampling of the Twangiza Main and Twangiza North deposits, which was completed in October 2008.

In January 2009, the Company announced results of the feasibility study of the Twangiza property.  The feasibility study was prepared with input from a number of independent consultants including SRK Consulting (UK) Ltd. - (Mineral Resource), SRK Consulting (South Africa) (Pty) Ltd. - (Mining, Mineral Reserves, Environmental and Social), SGS Lakefield (South Africa) - (Metallurgical testwork), Mintek (South Africa) – (Metallurgical test work), Knight Piésold Ltd. (Canada) - (Hydro Power), AMEC Earth & Environmental (United Kingdom) - (Tailings and Water facilities) and SENET (South Africa) - (Processing Plant and Infrastructure).  SENET also undertook the economic valuation and report compilation for the study.

In June 2009, the Company announced results of the updated feasibility study of the Twangiza property.  See the disclosure below under "Twangiza Updated Feasibility Study" for a summary of the results of the updated feasibility study.

In May 2009, the Company announced results of the first phase of exploration at the newly-discovered Kaziba prospect, located approximately 11 kilometres east of the Twangiza Main and Twangiza North deposits.  Exploration work at the Kaziba prospect included geological mapping, soil sampling, and rock chip sampling of artisanal workings and outcrops.

The Company intends to develop Twangiza in phases, commencing with the construction of a "Phase 1" oxide mining operation, to be expanded in subsequent years.  To that end, the Company completed in September 2009 the purchase of a refurbished gold processing plant capable of achieving an upgraded throughput capacity of 1.3 million tonnes per annum (subsequent to the said purchase, the plant was upgraded by the Company to cater for 1.3 million tonnes per annum throughput).  See the disclosure below under "Commencement of Construction of Phase 1 of Twangiza Project" for additional information regarding the construction of Phase 1 of the Twangiza Project.

The Company began a diamond drilling program in October 2009 on the Twangiza West flanking structure, where rock sampling and auger drilling results indicate the potential for economic mineralization occurring over a strike length of approximately one kilometre, immediately west of the Twangiza Main pit.  The initial drilling program comprises 12 holes (1,485 metres) on six 80-metre spaced lines covering the most promising 400 metres of strike.  Five of the planned holes have been completed and drilling is continuing.

Exploration also continues at several prospective sites at the Twangiza property.  As a result of ongoing soil, rock chip and channel sampling activities and auger drilling, diamond drilling programs have been planned for the Twangiza East flanking structure, lying immediately east of the Twangiza Main pit.  Fieldwork is also progressing at the Kakeru Grid, the Karhundu area and a radiometric anomaly within close proximity of the Twangiza Main deposit and inside the Twangiza property.  Future fieldwork and drilling programs are planned for the Mufwa, Tshondo and Kaziba prospects, all within the Twangiza property.

In February 2010, the Company announced the results of the first phase of exploration at the newly discovered Ntula prospect, located approximately 30 kilometres north-northwest of the Twangiza Main and Twangiza North deposits.  The initial exploration work at Ntula included geological mapping, soil sampling and rock chip sampling of artisanal workings and outcrops.  The Ntula prospect is associated with several gold in soil anomalies along a strike length of 2,600 metres and extensions to the mineralized trend are indicated by anomalous stream sediment sampling results.  Exploration on the Ntula prospect is continuing by means of trenching and mechanical auger drilling, in order to test the bedrock mineralization causing the soil anomalies.  The possibility of auger drilling through the weathered basalt cover to test for possible easterly extensions to the mineralization will also be investigated.  Gridding will be extended to the north to cover the area of anomalous stream sediment results.  A diamond drilling program will be planned, based on the results of this exploration work.  Reference is made to the Company’s February 1, 2010 press release (a copy of which can be obtained from SEDAR at www.sedar.com and from EDGAR at www.sec.gov) for additional information with respect to the results of the first phase of exploration at the Ntula prospect.

3.3.1.1        Twangiza Updated Feasibility Study

The following is a reproduction of the summary from the technical report of SENET dated July 17, 2009 and entitled "Updated Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo" (the "Twangiza Technical Report"), a copy of which report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Refer to the Twangiza Technical Report for detailed disclosure regarding the Twangiza property and full details of the Twangiza updated feasibility study.  The Twangiza Technical Report is incorporated by reference into this AIF.

Reproduction of Summary from Twangiza Technical Report

"Introduction
The Updated Feasibility Study of the Twangiza project was completed in June 2009 and the results are summarized in this report.  Pit optimisation studies were undertaken on the measured and indicated Mineral Resources (no inferred Mineral Resources were included in the open pit outlines), from which mining schedules were estimated.  Results from the metallurgical testwork of the various ore types at Twangiza were used to determine metallurgical recoveries and determine the gravity/Carbon-in-Leach (CIL) processing flow sheet.  Infrastructural and site services were refined for the project, together with the hydroelectric power option.  An economic model and financial analysis was also undertaken.

The updated results of the study encompass
•	Improved recoveries (from work completed since the feasibility study) on the Transition and Fresh Refractory ore types, based on further metallurgical testwork and an enhanced recovery process
•	May 2009 updated input parameters across Capital Expenditure ("Capex") and Operating Expenditure ("Opex") variables, compared to November 2008 inputs

The Mineral Reserves have increased by 23.7% (0.87 Million ounces) largely due to the improved process recoveries of the refractory ore types.  Although the overall operating costs have increased, the net result is an increase in the Mineral Reserves and the Life-of-Mine.

Due to the non-availability of an appropriate drill rig towards the end of 2008, some hydrogeological and surface geotechnical drill holes have not been drilled and therefore a conclusive geotechnical investigation and hydrogeological investigation to a "Bankable Feasibility Study" level could not be completed within the planned timeframe.

Property Description
The Twangiza project is located in the South Kivu Province of the Democratic Republic of Congo (DRC), 41 kilometres to the south-southwest of Bukavu, the provincial capital.  The Twangiza property consists of six exploitation permits totalling 1,156 square kilometers which are wholly-owned by Banro through a DRC subsidiary, Twangiza Mining SARL.

Exploration and Geology
The current exploration commenced in October 2005, and by November 2008, a total of 319 diamond drill holes had been completed.  The programme included the extensive geological mapping along the 3.5 kilometre long resource delineation, of the north trending mining target, which hosts the two principal deposits of Twangiza Main and Twangiza North.  Gold mineralization is hosted in sediments (mudstones and siltstones) which have been intruded by a series of feldspar porphyry sills along the hinge of a major anticlinal structure.  SRK Consulting (UK) Ltd. ("SRK (UK)") has prepared a current independent estimate of the Mineral Resources at Twangiza, which estimate is set out in Table 0-1 below.

Mineral Resources
SRK (UK) completed a site visit during April 2008 and completed a Mineral Resource estimate based on drilling data available as at November 19, 2008.

The effective date of the estimate is January 9, 2009 and is based on a cut-off grade of 0.5 g/t gold.  The Mineral Resource is considered to have reasonable prospects for economic extraction by open pit mining and has been restricted to an optimum pit shell which uses a US$1,000 /oz gold price.

Table 0-1:	Twangiza Mineral Resource Estimates @ 0.5 g/t Au cut-off (effective date: January 9, 2009)

Mineral Resource Category	Tonnes (Million)	Grade (g/t Au)	Ounces (Million)
Measured	17.2	2.40	1.32
Indicated	90.3	1.50	4.28
Measured & Indicated	107.5	1.60	5.60
Inferred	8.2	1.70	0.40

The Mineral Resources are found within three deposits: Twangiza Main, which contains 85% of the total Mineral Resources; Twangiza North, which contains 13% of the total Mineral Resources; and the transported Twangiza "Valley Fill" deposit, which contains 2% of the total Mineral Resources.  The Valley Fill Mineral Resources are based on an internal Banro estimate.  SRK (UK) currently considers the Valley Fill resources to be classified as inferred mineral resources and, therefore more drilling/sampling will be required before they can be included in the mine plan.

The infill drilling program that was completed since the previous resource estimates of June 23, 2008, targeted Inferred Resources within the Pre-Feasibility limiting pit shell and confirmed the geometry of the mineralized bodies.  This infill drilling and the inclusion of the 20 holes, which were drilled by CME Consulting Ltd. in 1997-1998 (excluded from the previous estimates), has also increased confidence in the estimates at depth. SRK (UK)'s updated model for the Feasibility Study is slightly wider than the Pre-Feasibility Study model, incorporating additional low grade material and therefore producing a slightly lower grade than the previous model.  SRK (UK) has completed a full review of the estimation parameters used and updated them as appropriate based on the new drilling information.  It is SRK (UK)'s view that the changes in the parameters have limited influence on the estimation of block grades due to more samples being used than in the previous model.

The latest Mineral Resource represents an increase of 49.7% in the Measured and Indicated resource as the limiting economic pitshell pushes significantly deeper in the fresh rock.  The increased Mineral Resource at Twangiza Main is mostly in the Indicated fresh rock material.  Reconciliation work between the Pre-Feasibility model and the current estimates shows that the significant increase in the resources is due to the infill drilling program intercepting certain additional high grade intersections at depth, which has resulted in material being transferred from the Inferred and unclassified categories into the Indicated Mineral Resource category.

Given the importance associated with the lithological model, SRK (UK) has updated and in some places reinterpreted the lithological model for the deposit.

The following Mineral Reserves were estimated by SRK Consulting (South Africa) (Pty) Ltd. ("SRK (SA)") to be contained in the practical pit design, and are based on the Mineral Resources shown in Table 0-1 above:

Table 0-2:        Summary of Twangiza Mineral Reserve Estimates (effective date: June 6, 2009)

Reserve Category	Deposit	Tonnes (Million)	Grade (g/t Au)	Ounces (Million)
Proven	Twangiza Main and North	15.98	2.35	1.21
Probable	Twangiza Main and North	66.48	1.56	3.33
Total Proven and Probable Reserve	Twangiza Project	82.46	1.71	4.54

Mining
A conventional open pit shovel and truck method will be used for the mining of sufficient ore to supply 5.0Mtpa of oxide ore throughput, and subsequently 3.75Mtpa for transitional and fresh ore throughput.

It has been assumed that the mining functions of the operation will be carried out in-house by a Banro mining team although a contractor option has also been considered in the FS.

In general the mining schedule produced has been driven by the following criteria:
•	Presentation of the oxides ores to the Process plant during the first three years. During this period any transitional and fresh ore will be stockpiled.
•	After Year 3 the transitional and fresh ore will be sent to the process plant up to the plant capacity for transitional and fresh ore of 3.75million tonnes per annum.

Metallurgical Testing & Process Plant
Metallurgical test work, including recovery and comminution studies on composite drill core samples, has been undertaken on the oxide, transitional (non-refractory) and fresh rock (non-refractory sulphide) ore categories.  The results indicate that the oxide sediments and porphyry, transitional and fresh rock feldspar porphyry host rock are all non-refractory, while some of the transitional and fresh rock sedimentary ores are of a refractory nature or contain some refractory material.

Based on the comminution testwork, leach optimization and variability testwork performed, SENET designed a comminution circuit consisting of a single stage crushing followed by a SAG and ball mill, operating in a closed circuit with hydrocyclones.  A conventional Gravity-CIL (carbon in leach) processing facility was allowed for with an annual throughput of 5.0 million tonnes of oxides or 3.75 million tonnes of transitional and fresh ore, or combinations thereof.  The gravity circuit will recover 20-25% of the feed to the plant as free gold.  The Feasibility Study is based on an optimized single stream CIL plant as compared to the Pre-Feasibility Study which was based on a 3 stream CIL plant.

Estimate recoveries were adopted for the Transition and Fresh Refractory ores at the time of publishing the Twangiza Feasibility Study report and subsequent metallurgical testwork to improve these recoveries has since been undertaken and further optimized using the LEACHOX process (a proprietary process owned by Maelgwyn).

This process incorporates the following steps:
•	Production of sulphide concentrates by flotation (conventional process)
•	Fine-grinding the flotation concentrate
•
Contacting the fine milled product with oxygen in Aachen reactors (proprietary equipment) to effect partial oxidation of sulphides, which will in turn liberate the refractory gold, making it amenable to conventional cyanidation

The recovery results to date have increased from 36.4% to 64.0% for Transition Refractory ore and from 51.7% to 72.2% for Fresh Refractory ore.

Waste, Tailings and Water Management
The Tailings Management Facility (TMF) is planned to be located in the headwaters of a river valley within close proximity of the open pits and will ultimately comprise a structural fill embankment suitable for safely confining the Life of Mine (LOM) process waste.  Initial designs have been developed for a TMF suitable for the safe retention of up to 60.89 Mt.  Additional analysis will be required to confirm the TMF arrangements for a facility on the same alignment, suitable for the safe retention of 82.46 Mt. of tailings  A cross valley embankment section has been selected which will be sequentially constructed downstream, by the placement of approved mine waste rockfill.

The design of a water supply dam suggests that a robust process water supply can be achieved through the joint operation of a fresh water dam facility, designed to intercept surface runoff (rainfall) for gravity discharge to the process plant, together with supernatant water reclaimed from the tailings management facility pond.

Infrastructure and Logistics
Studies to investigate the potential of a stand-alone hydroelectric power generation for the Twangiza project have been undertaken.  These investigations have indicated that the development of a hydroelectric facility to supply power to the Twangiza project is both feasible and viable.  The study is based on a 30 MW, run-of-river hydroelectric scheme on the Ulindi River (Ulindi II site, 40 km from Twangiza site), utilizing a 600 meter natural drop in the river over a distance of approximately 8 kilometres.

All sites have been selected to optimum technical and economical considerations.  The final site selection could however be influenced by the outcomes of the geotechnical and hydrogeological investigations.  The tailings dam site selection is still under review in an endeavour to further reduce project capital costs.

A detailed analysis of access routes to the Twangiza project, for plant and equipment as well as ongoing production materials and consumables has been undertaken and the proposed route is via Mombasa (Kenya)-Nairobi-Kampala (Uganda) – Kigali (Rwanda) – Bukavu (DRC) and then en-route to Site via the N2 road in South Kivu Province – by road.

Environmental Assessment
The present phase of the environmental assessment work comprises detailed characterization of the environmental baseline, quantification of impacts and development of management plans.  Field surveys or seasonal measurement of relevant parameters in the fields of hydrology, soils, air quality, noise, aquatic ecology and terrestrial flora and fauna were undertaken by appropriate specialists.  The air quality and noise impacts of the project have also been modeled.  Socio-economic studies included developing a social baseline and impact assessment, and health and safety study, as a basis for developing management plans.  Through a process of census survey and public consultation, the refinement of social impact management plans has been completed.

Project Execution
Construction of the process plant and associated infrastructure for the Twangiza project is expected to take between 24 to 30 months.  Development of the Ulindi II Project, which will be done in parallel to the mine development, has an expected timeline of approximately 28 months.

Financial Analysis
A cash flow valuation model for the Twangiza project based on the geological and engineering work completed to date and incorporating the hydroelectric power source has been produced.  The base case was developed using a long-term gold price of US$850 per ounce.  The financial model also reflects the favourable fiscal aspects of the Mining Convention governing the Twangiza project, which includes 100% equity interest and a 10 year tax holiday from the start of production.  An administrative tax of 5% for the importation of plant, machinery and consumables has been included in the projected capital and operating costs.  The Hydroelectric project costs have been run through the financial model at 50% of the overall capital costs, assuming a 50% third party investment, being repaid at a kWh rate over the first 10 years of the project life.  Further savings could be achieved through the potential of recouping some of the capital investment through carbon credits.

The highlights of the Study include:
•	Total Proven and Probable Reserves have increased by 0.87 million ounces (23.7%) from 3.67 million ounces to 4.54 million ounces of gold.
•	Initial capital costs have decreased by 7.9% from US$409.65 million to US$377.43 million. These initial capital costs include a contingency of US$35.5 million.
•	Average annual production of 312,979 ounces of gold over the first three years of the project at average operating cash costs of US$261 per ounce.
•	Average annual production of 262,215 ounces of gold over the first five years of the project at average operating cash costs of US$325 per ounce.
•
An increase in gold production of 881,681 ounces (33.2%) from 2,651,807 ounces to 3,533,488 ounces.  Treated tonnage has increased from 60.89 million tonnes at 1.87g/t Au to 82.46 million tonnes at 1.71g/t Au.

•	Life of mine has increased from 15.06 years to 20.86 years.

•
The process plant now includes the addition of a processing facility to treat refractory ore, which improves recoveries of refractory material from 36.4% to 64.0% for transitional ore and from 51.7% to 72.2% for fresh ore.  This results in an overall increase in gold recovery from 72.6% to 78.0%.

•	The diesel price has been reduced from US$1.20/litre to US$1.00/litre.
•	Total operating cash costs for life of mine have increased by 6.8% from US$429 per ounce to US$459 per ounce, due to updated mining and process plant costs.
•
Life of mine sustaining capital has increased by US$91.6 million to cater for mining fleet replacement (US$20.0 million assumed), mining sustaining capital (US$ 6.2 million), additional process plant costs to treat refractory ore and tailings (US$50.0 million assumed) and an increase in the tailings capacity (US$15.4 million).

•	Project post tax net present value ("NPV") increased by 2.8% from US$342 million to US$352 million. The NPV calculation was based on a gold price of US$850 per ounce and a discount rate of 5%.
•	Total project capital expenditure payback is 2.39 years from start of production, yielding an IRR of 20.1%.
•	Total project net cash flows after tax and after capital spending increased by 13.08% from US$593.14 million to US$670.75 million.
o	At US$950 per ounce the project net cash flow would be US$1,024.10 million.
•
Recent extensions flanking the North and Main deposits at Twangiza, together with recently identified targets within trucking distance of the proposed plant site, have the potential to add significant oxide resources to the project.

Conclusions and Recommendations
SENET recommends that a conclusive Geotechnical and Hydrogeological investigation be undertaken as soon as practically possible, in order to confirm the assumptions made in the Feasibility Study. The implications of which could adversely or favourably have an impact on the civil design criteria of the process plant and related infrastructure; the tailings disposal facility site selection and containment design; the tunnel for the hydroelectric facility and any potential environmental impact.

SENET and SRK (SA) recommend that additional drill holes for further metallurgical testwork and definition of the sedimentary rock, to clearly define the refractory portion thereof, be completed going forward.

SRK (UK) recommends that further work be completed on the interpretation at the north east of the main deposit to further define the presence of a syncline structure, which is open at depth. SRK (UK) has placed an increase emphasis on the creation of a robust geological model during the current Mineral Resource estimate.  The introduction of a hard / soft contact within the transitional oxide material and review of the density data has resulted in a slightly lower densities being used in the weathered material.

SRK (UK) would also recommend work on a number of flanking structures which remain open along strike and these may add incremental oxide and transitional Mineral Resources if further drilling supports their extensions.  SRK has also recommended that during the next phase of the project Banro should complete a test grade control block as part of an advanced grade control system.  The programme would improve the confidence in the geostatistical parameters used in the current model, all testwork to be completed on short term recoverable resource models and increase the measured portion of the Mineral Resource.

AMEC proposes that, in order to progress the design for the TMF and Water Storage Dam (WSD) to a bankable feasibility level, a programme of further field investigations, geochemical characterization,

hydrogeological investigation, and laboratory studies be undertaken.  These studies are a required part of the engineering design process.

It is further recommended that the ESIA and ESMP be completed."

3.3.1.2       Commencement of Construction of Phase 1 of Twangiza Project

The Company intends to develop Twangiza in phases, commencing with the construction of a "Phase 1" oxide mining operation, to be expanded in subsequent years by utilizing the enhanced balance sheet resulting from Phase 1 operations.  To that end, the Company completed in September 2009 the purchase of a refurbished gold processing plant capable of achieving an upgraded throughput capacity of 1.3 million tonnes per annum, with plans to ship the plant from Australia and assemble it at Twangiza (subsequent to the said purchase, the plant was upgraded by the Company to cater for 1.3 million tonnes per annum throughput).  The Company believes that this strategy of advancing production through a staged approach will fast track gold production and cash-flow for the Company.

The refurbished gold plant comprises a crushing plant, two ball mills, carbon-in-pulp (CIP) section, gold room and a laboratory.  It is estimated that the cost of purchasing and delivering the plant to Twangiza to will be approximately US$15 million.  SENET Engineering has been selected as the overall project manager and will also manage the erection and commissioning of the plant.

It is estimated that production from this first phase plant will be around 100,000 ounces of gold per annum at a total operating cash cost of less than US$350 per ounce.  The  initial capital cost estimate for Twangiza Phase 1 (which phase is planned to use diesel power rather than hydroelectric power) was US$145 million.  Final capital cost for Twangiza Phase 1 will be dependent on the final plant, tailings management facility and camp site selections and will be reviewed and adjusted once these sites are selected and designs and contingencies are finalized.

In parallel with the commencement of construction of the Twangiza Phase 1 mine, the Company intends to raise debt financing in order to provide the additional funding needed to complete such construction.  In September 2009, Banro finalized the appointment of Standard Chartered Bank as the exclusive debt finance advisor for the Twangiza Project.  It is planned that the process of arranging debt financing through Standard Chartered Bank will be concluded by mid-August 2010.  Completion of Twangiza Phase 1 and the first pouring of gold is scheduled for late December 2011.

The technical team to build the Twangiza Phase 1 mine has been hired and is being led by Banro's Executive Vice President, Operations, Mr. Johan L. Botha.

The Company began mobilizing earthmoving and other construction equipment at Twangiza in January 2010 in order to facilitate the commencement of construction activities in February 2010, following the peak rainy season. The resettlement process involving all consultative activities with local community members and the construction of resettlement houses commenced during the fourth quarter of 2009.  It is anticipated that the actual implementation involving the physical movement of families from within and around the potential plant site will commence in March 2010.  Work on bridge upgrades and roads to the Twangiza site commenced in February 2010.

During the remainder of 2010, the Company intends to continue the construction of the Twangiza Phase 1 mine (subject to securing the additional funding needed for such construction).  The Company has planned to complete the plant and tailings management facility site selections as well as the selection of all associated design work by the end of the second quarter of 2010.  The local community resettlement process is expected to be advanced and completed by the end of fiscal 2010 along with the associated housing, community facilities and access roads. Access roads and associated civil, plant and project camp construction works are expected to be completed during the second and third quarters of 2010.  Structural steel and plate works are scheduled to commence during the third quarter of 2010 in order to accommodate the arrival from Australia and subsequent setting up of the Company's refurbished gold plant during the fourth quarter of 2010.

3.3.2       Namoya

The Namoya property consists of one exploitation permit covering an area of 174 square kilometres and is located approximately 225 kilometres southwest of the town of Bukavu in Maniema Province in the east of the DRC.  Namoya Mining SARL, which is wholly-owned by Banro, has a 100% interest in the said permit.

Alluvial deposits of gold were first discovered at Namoya in 1930 and mined between 1931 and 1947.  Primary gold was also discovered during this period and underground mining commenced on the Filon B deposit in 1947.  Further discoveries of primary gold mineralization were made at Mwendamboko, Kakula, Namoya Summit and Muviringu where selective mining and mine development were carried out.  The majority of this mining was based on small-scale underground development along specific mineralized quartz veins or 'stockwork' zones.  During the 1950s, a small open pit was established on the summit of Mwendamboko.  Mining ceased in 1961, although there remained substantial un-mined resources in the various deposits plus several untested mineralized targets.  Limited regional and strike exploration appears to have been conducted since 1961.

Exploration at Namoya by Banro commenced in December 2004.  To date, 210 diamond drill holes (and 82 historical underground drillholes) have been completed together with extensive re-sampling of old mine adits along the 2.5 kilometre long, northwest trending mineralized zone which hosts the four main separate deposits of Mwendamboko, Muviringu, Kakula and Namoya Summit.  Exploration is continuing to assess a number of other prospects, namely Kangurube, Kakula West, Seketi, Matongo and Filon B, all within two kilometres of the four main deposits, to further increase oxide ounces for the heap leach project.

The Namoya property has also been covered with regional programmes (LIDAR, airborne magnetic and radiometric surveys).  These regional programmes were completed during 2007, and a target generation exercise and ground follow-up was initiated.  The LIDAR survey was carried out for the Company by independent contractor, Southern Mapping Company, and the geophysical airborne magnetic and radiometric surveys were carried out for the Company by independent contractor, New Resolution Geophysics.  The LIDAR survey also provided high quality, geo-referenced colour aerial photographs of the property, which have assisted in geological interpretation and exploration planning.  GeX Services carried out a preliminary interpretation of the Gdata and produced a suite of geo-referenced images, from which in-house interpretations have been made.  In 2009, further interpretation of the Gdata was carried out by SRK Consulting (UK) Ltd. ("SRK (UK)") which confirmed the previous targets and also outlined additional targets for ground follow-up.

The main host rock for the gold mineralization at Namoya is a fine grained sericite schist with associated albite, quartz, chlorite and calcite. The gold mineralization at Namoya is characterised by abundant quartz veining, occurring as dense stockworks of irregular veins, foliation-parallel veins and irregular, cross-cutting vein sets.  Usually all styles of mineralization are represented within a deposit.  Pyrite and lesser amounts of arsenopyrite, are associated with the quartz veins, occurring as irregular intergrowths, or scattered euhedral crystals.  However, the volume of sulphides is low, rarely exceeding 1% of the rock.

A preliminary assessment (i.e. "scoping study") of the Namoya property was completed in July 2007 and the results are summarized in the technical report of SENET dated August 17, 2007 and entitled "Preliminary Assessment NI 43-101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of Congo" (the "Namoya Technical Report"), a copy of which report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.  The Namoya Technical Report is incorporated into this AIF by reference.  A reproduction of the summary from the Namoya Technical Report is attached to this AIF as Schedule "B".  Note that the mineral resource estimates set out in the said summary have been superceded by the updated mineral resource estimates released in March 2009 as set out below.

In 2008, 87 diamond drill holes totalling about 13,650 metres were completed at Namoya (initially with three rigs during the first half of the year and then with two rigs), with the objective of upgrading inferred mineral resources into the measured and indicated categories so that open pit ore reserves can be determined as part of the feasibility study.  The 2008 drilling programme was undertaken by an independent drilling contractor, Major Drilling Services.  Additional metallurgical testwork is being included in the feasibility work to further optimize the recoveries of the oxide, transitional and sulphide ore types.  Other exploration activities during 2008, including soil sampling and trenching, were extended to cover the rest of the Namoya property in order to delineate additional targets for future drilling.

In a press release dated March 11, 2009, the Company announced updated independent mineral resource estimates for the Namoya project (a copy of the press release can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).  These mineral resource estimates (which are set out in the following table) were prepared by SRK (UK) and have been derived from resource drilling and assays received before September 2008.

Updated Namoya Mineral Resource Statement (with an effective date of March 11, 2009)

	Mineral Resource Classification Category
	Measured			Indicated			Inferred
Oxidation State	Tonnes (kt)	Au (g/t)	Contained Au (KOzs)	Tonnes (kt)	Au (g/t)	Contained Au (KOzs)	Tonnes (kt)	Au (g/t)	Contained Au (KOzs)
Oxide	3,282	2.7	280.2	4,472	1.7	248.8	3,129	1.0	105.3
Transitional	1,398	2.1	95.9	4,543	1.7	247.2	2,413	1.4	105.8
Fresh Rock	0	1.4	0.0	3,754	2.1	252.2	2,920	2.1	196.7
TOTAL	4,680	2.5	376.1	12,769	1.8	748.3	8,462	1.5	407.7

Reported at a 0.4g/t Au Cut-off Grade.

Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.  U.S. Investors should read the "Cautionary Note to U.S. Investors Concerning Reserve and Resource Estimates" above concerning the difference between "resources" and "reserves".

During 2009, exploration at Namoya consisted of auger drilling, gridding, mapping, and soil, stream and rock sampling within the new prospects of Kangurube, Longwe grid, Isumo grid, Nyamele grid, Lusako grid and Kimpala grid.

Work done to date towards the Namoya feasibility study indicates that the project economics could be significantly improved by further upgrading more of the inferred mineral resource to the measured and indicated resource categories.  The Company, together with SRK (UK), has identified specific additional infill holes to be drilled out in order to add to the measured and indicated resource categories and move the Namoya heap leach project above the threshold of one million recovered ounces.  The heap leach metallurgical testwork demonstrates above 80% recovery.  The feasibility study will be further advanced once the additional infill and further exploration fieldwork and drilling on the neighbouring targets have been completed.

Banro's focus in 2010 at Namoya is on further enhancing Namoya's economics by continuing to expand and upgrade the resource base (depending on availability of funds), continuing work on the feasibility study and moving Namoya further along the development path.

3.3.3        Lugushwa

The Lugushwa property consists of three exploitation permits covering an area of 641 square kilometres and is located approximately 150 kilometres southwest of the town of Bukavu in the South Kivu Province in the east of the DRC.  Banro's wholly-owned DRC subsidiary, Lugushwa Mining SARL, has a 100% interest in the said permits.

The Lugushwa area was explored and exploited for alluvial gold between 1957 and 1963.  However, from 1963 to the outbreak of political unrest in 1996/7, primary gold mineralization was the main exploration and mining target.  Production records are incomplete, but at least 457,000 ounces of alluvial gold were produced, with a further 10,000 ounces from primary sources.

The table below summarizes the current mineral resource estimates for the Lugushwa property utilizing a 1.0 g/t Au cut-off grade.  These estimates are included in the technical report of Michael B. Skead dated March 30, 2007 and entitled "Third NI 43-101 Technical Report, Lugushwa Project, South Kivu Province, Democratic Republic of the Congo" (the "Lugushwa Technical Report").  The Lugushwa Technical Report is incorporated by reference into this AIF.

Category	Tonnage (000s)	Grade (Au g/t)	Contained Gold (000s)
Inferred	37,000	2.3	2,735

Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.  U.S. Investors should read the "Cautionary Note to U.S. Investors Concerning Reserve and Resource Estimates" above concerning the difference between "resources" and "reserves".

An exploration camp was established at Lugushwa by Banro in January 2005.  Exploration consisting of gridding, geological mapping, soil, trench and adit sampling continued during 2006, with core drilling commencing in February 2006.  A total of 54 core holes totaling 8,332 metres were drilled in 2006.  Drilling was focused at prospects G20/21, D18/19, Carriere A and Kimbangu.  In 2007, exploration continued to evaluate the G20/21 and D18/18 prospects at Lugushwa.  To achieve this objective, 12,000 meters of core drilling was budgeted for, but due to poor performance by the drilling contractor, only 11 core holes totaling 2,493.06 metres were drilled resulting in the termination of the drilling programme in May 2007.  Due to a lack of a new drilling contractor, no further drilling was undertaken in 2007.  As part of the regional programme, LIDAR, airborne magnetic and radiometric surveys were completed over the entire Lugushwa property during 2007.

The 2008 exploration at Lugushwa focused on evaluation of the G20/21 and D18/18 prospects.  To achieve this objective, 32 holes totaling 5,518 meters of core drilling were completed.  The 2008 drilling programme was undertaken by an independent drilling contractor, Major Drilling Services.  In total, the Company has drilled 97 core holes at Lugushwa totaling 16,333 metres since the commencement of drilling in 2006.  As part of the regional programme, preliminary interpretation of the geophysical airborne magnetic and radiometric surveys that were completed over the Lugushwa property during 2007 was undertaken in 2008.  GeX Services carried out the preliminary interpretation of the Gdata and produced a suite of geo-referenced images, from which in-house interpretations have been made.  In 2009, further interpretation of the Gdata was carried out by SRK (UK).  The target generation and ground follow-up exercise that was initiated in 2007 was continued in 2008 and 2009, leading to the definition of new drill targets.  Metallurgical testwork on the various ore types (oxide, transitional and sulphide) has also been initiated, and the results will be incorporated into the planned preliminary assessment (i.e., "scoping study").

In addition to the drilling program, ongoing exploration has continued to assess the full extent of the main mineralized trend at Lugushwa.  Soil sampling has now extended the main mineralised trend to 4,600 metres from Kimbangu in the northeast to the new prospect of Mpongo in the southwest.

The Company's focus at Lugushwa is on upgrading the inferred mineral resources to higher confidence resources, progressing to the completion of a scoping study.  An increased amount of metallurgical testwork is also planned to further optimise the recoveries of the oxide, transitional and sulphide ore types.

During 2009, exploration at Lugushwa focused on extending the Lugushwa grid and included an extensive auger drilling, trenching and soil, rock and stream sampling program which has successfully identified new targets for follow-up drilling.

The scoping study of the Lugushwa Project is being delayed until additional financing is secured to resume a drilling program at Lugushwa (additional core drilling is required in order to complete the scoping study).

The ongoing target generation and ground follow-up exercise is planned to be intensified to define new regional and drill targets.  The bulk of the proposed exploration work for 2010 will focus on regional grassroots exploration covering areas outside the current Lugushwa soil grid.  The target generation and planning process will involve the use of historical stream sediment data, interpreted data from airborne geophysics, LIDAR data and regional scale Landsat interpretation.

The Lugushwa property is dominated by Mesoproterozioic Lower Urundian meta-sedimentary rocks.  The lithologies present are:

•	Quartzite and sandstones - mainly massive and often interbedded with the host metapelites.
•
Chloritic and mica-bearing metapelites - red to grey in colour, often with disseminated sulphide agglomerations, mainly arsenopyrite.  These metapelites constitute the bulk of the lithologies present at Lugushwa and are often described as highly altered and fine grained.  They are locally dark grey and graphitic.  Some bluish-violet metapelite also identified with tourmaline, garnet, and feldspar is sometimes present (D1 Simali ‘Filon de Luxe’ deposit).  Although usually not displaying a schistose fabric sensu stricto, these metasediments have generally been referred to as "schists" by previous workers.

•
Gneisses - located in the southern and northwestern parts of the property, but are not associated with the central zone covered by the historical and current exploration, and little detail is available.

•
Amphibolites - present in three thin bands, the most important forming part of the G7 Mapale deposit, consisting of fine grained massive or schistose amphibolite.  Recent petrographic work has established this lithology to be a weakly metamorphosed diorite.

•	Granites and pegmatites - similar to the gneiss unit, being on the peripheries of the property and mostly associated with tin mineralization.
•	Quartz veins - stringers and intersecting vein sets are present in all these lithologies.

The degree of metamorphism in the rocks hosting gold mineralization is generally weak, up to lower greenschist facies.  A weak to moderate foliation is usually developed in the finer grained lithologies, but the development of a proper schistose fabric is rare except in confined shear zones.

The dominant structural grain in the Lugushwa property is northeast-southwest.  This trend is mainly confined to the central part of the property.  An ENE regional lineament appears to truncate the northeast-southwest trend in the northern and western parts of the property rotating lithomagnetic units into near east west orientation.

Another significant aeromagnetic structural trend comprises east-west lineaments, interpreted to represent reactivated riedel shears contemporaneous with the main deformation event causing the major ENE lineament.  There is a distinct and notable change in this orientation in the south of the property, where the major structures are oriented in a west-northwest east-southeast direction.  In the northwest part of the Lugushwa the property the rocks are more clearly folded, with a northeast axial trend extending toward the Kamituga property.

Gold mineralization takes the form of (a) cross-cutting and bedding/ foliation parallel auriferous quartz vein sets in several orientations, with disseminated, sulphide-associated mineralization in the surrounding rock, and (b) discrete, locally high grade quartz veins.  The mineralization controls are interpreted to be:

•	Lithological, with less competent and more chemically reactive metapelite units interbedded with quartzite and siltstones.

•	Folding, this has (a) caused more abundant and complex fracturing and bedding-parallel dilation in the axial zones of the folds, and (b) focused fluids in the low pressure zones in the fold closures.

•	Late deformation, which resulted in shearing that formed channel-ways for the mineralizing fluids.

3.3.4        Kamituga

The following provides a summary regarding the Kamituga property.  Refer to the technical report of SRK (UK) (formerly Steffen, Robertson and Kirsten (UK) Ltd.) dated February 2005 and entitled "NI 43-101 Technical Report Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo" (the "SRK Technical Report") (a copy of which report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov) for detailed disclosure regarding the Kamituga property.  Section 2 (entitled "Regional Geology") and section 3 (entitled "Kamituga") of the SRK Technical Report are incorporated by reference into this AIF.

The Kamituga property consists of three exploitation permits covering an area of 641 square kilometres and is located approximately 100 kilometres southwest of the town of Bukavu in the South Kivu Province in the east of the DRC.  Banro’s wholly-owned DRC subsidiary, Kamituga Mining SARL, has a 100% interest in the said permits.  Kamituga is the most mature of the Company's four main properties, having previously been the site of major alluvial and underground mining operations.

Gold was first reported in the Kamituga region during the early 1920s with the discovery of alluvial gold in the Luliaba, Mobale, Kahushimira, Kamakundu and Idoka rivers.  Commercial alluvial mining commenced in 1924.  Exploration during the 1930s also led to the discovery of numerous high grade quartz veins with hard rock mining commencing in 1937 at the Mobale underground operation.  At the closure of the Kamituga operations in 1996, approximately 1.5 million ounces of gold had been produced from alluvial and hard rock mining.

SRK noted in the SRK Technical Report: "…there is much evidence to support the wide scale occurrence of gold mineralization.  Most of the work to date has been confined to the area surrounding the Mobale Mine and very little appears to have been conducted throughout the remaining area of the concession."

In the SRK Technical Report, SRK outlined the following mineral resource estimate for Kamituga, using a 1.0 g/t cut-off grade and based on polygonal methods using historical assay results from underground and surface channel sampling:

Resource Category	Tonnes (Millions)	Grade (Au g/t)	Gold Ounces (Millions)
Inferred	7.26	3.90	0.915

Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.  U.S. Investors should read the "Cautionary Note to U.S. Investors Concerning Reserve and Resource Estimates" above concerning the difference between "resources" and "reserves".

Mineralisation at Kamituga is hosted within quartz veins containing gold either present as free native gold or associated with sulphides, particularly arsenopyrite.  Veins are present in zones along slippage planes parallel to the schistosity or at fold axes resulting from dextral movement of blocks along east-west fault planes due to the intrusion of a deep seated granitoid body.  Late stage brittle shear has caused local offset of the vein system up to several tens of metres.

During 2007, the Kamituga project was covered by the LIDAR, aeromagnetic and radiometric surveys that were carried out as part of the Company's regional programme.

Banro is planning to commence exploration activities at Kamituga in the third quarter of 2010.  The exploration activities are planned to consist of reviewing and assessing the historical data, stream sediment sampling, gridding, geological mapping, soil, trench and adit sampling, followed by drilling.  Kamituga is located in an area with many artisanal miners, violence and political instability which could cause delays in Banro's activities on the Kamituga property.  Exploration will initially focus on: (a) regional targets located outside the old mine workings to identify additional zones of oxide mineralization; and (b) bulk tonnage potential in the vicinity of the Little Mobale open pit, where disseminated sulphide wall rock mineralization may have been neglected in the past, when the mining focus was on high grade quartz veins and stockworks.

3.3.5       Other Exploration Properties

The Company's wholly-owned DRC subsidiary, Banro Congo Mining SARL, holds 14 exploration permits covering an aggregate of 2,638 square kilometres of ground located between and contiguous to the Company's Twangiza, Kamituga and Lugushwa properties and northwest of Namoya.  The applications for these permits were originally filed with the Mining Cadastral shortly after implementation of the DRC's new Mining Code in June 2003 (the permits were acquired by Banro Congo Mining SARL in 2007).

No ground field work was conducted during 2007, 2008 or 2009 in respect of these properties.  Two of the permit areas (located between Kamituga and Lugushwa) were covered by the LIDAR, aeromagnetic and radiometric surveys that were carried out during 2007 as part of the regional program.  During 2008, the Company continued its regional program, and covered a further ten of the permit areas with aeromagnetic and radiometric surveys.  SRK (UK) carried out further interpretation and target generation work in 2009, with ground follow-up planned to commence in the second half of 2010.

3.3.6       Qualified Persons

The "qualified person" (as such term is defined in NI 43-101) who oversees the Company's exploration programs is Daniel K. Bansah.  Mr. Bansah, who is Vice President, Exploration of Banro, has reviewed and approved the technical information in this AIF.  See item 15.1 of this AIF for the names of the "qualified persons" (as such term is defined in NI 43-101) for the purposes of the various technical reports referred to in items 3.3.1 to 3.3.4 of this AIF.  Martin Pittuck, who is an employee of SRK (UK), was the "qualified person" (as such term is defined in NI 43-101) responsible for the current mineral resource estimates for Namoya as set out in item 3.3.2 of this AIF.

ITEM 4:  DIVIDENDS

Subject to the requirements of the CBCA, there are no restrictions in the Company's articles or by-law that would restrict or prevent the Company from paying dividends or distributions.  However, the Company has not paid any dividend or made any other distribution in respect of its outstanding shares and management does not anticipate that the Company will pay dividends or make any other distribution in respect on its shares in the foreseeable future.  The Company's board of directors, from time to time, and on the basis of any earnings and the Company's financial requirements or any other relevant factor, will determine the future dividend or distribution policy of the Company with respect to its shares.

ITEM 5:  DESCRIPTION OF CAPITAL STRUCTURE

5.1           Authorized Share Capital

The Company's authorized share capital consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, of which 105,961,938 common shares and no preference shares were issued and outstanding as of the date of this AIF.  The following is a summary of the material provisions attaching to the common shares and preference shares.

Common Shares

The holders of the common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of the shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series.  Subject to the prior rights of the holders of the preference shares or any other shares ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividends as and when declared by the board of directors, out of the assets of the Company properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding-up of the Company.

Preference Shares

The board of directors of the Company may issue the preferences shares at any time and from time to time in one or more series, each series of which shall have the designations, rights, privileges, restrictions and conditions fixed by the directors.  The preference shares of each series shall rank on a parity with the preference shares of every other series, and shall be entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in the payment of dividends and the return of capital and the distribution of assets of the Company in the event of the liquidation, dissolution or winding-up of the Company.

5.2           Shareholder Rights Plan

Effective April 29, 2005, the board of directors of the Company (the "Board") adopted a Shareholder Rights Plan (the "Rights Plan").  The Rights Plan was implemented by way of a shareholder rights plan agreement (the "Rights Plan Agreement") dated as of April 29, 2005 between the Company and Equity Transfer Services Inc. (now named Equity Transfer & Trust Company), as rights agent.  The Rights Plan Agreement was approved by shareholders of the Company at the annual and special meeting of shareholders held on June 29, 2005.  Shareholders of the Company, at the annual and special meeting of shareholders held on June 27, 2008, approved an extension to the term of the Rights Plan Agreement to the termination of the annual meeting of shareholders of the Company in the year 2011.

The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any take-over bid for the Company.  The Rights Plan discourages discriminatory, coercive or unfair take-overs of the Company and gives the Company's Board time if, in the circumstances, the Board determines it is appropriate to take such time, to pursue alternatives to maximize shareholder value in the event an unsolicited take-over bid is made for all or a portion of the outstanding common shares of the Company (the "Common Shares").

The Rights Plan discourages coercive hostile take-over bids by creating the potential that any Common Shares which may be acquired or held by such a bidder will be significantly diluted.  The potential for significant dilution to the holdings of such a bidder can occur as the Rights Plan provides that all holders of Common Shares who are not related to the bidder will be entitled to exercise rights ("Rights") issued to them under the Rights Plan and to acquire Common Shares at a substantial discount to prevailing market prices.  The bidder or the persons related to the bidder will not be entitled to exercise any Rights under the Rights Plan.  Accordingly, the Rights Plan will encourage potential bidders to make take-over bids by means of a "Permitted Bid" (as such term is defined in the Rights Plan Agreement) or to approach the Board to negotiate a mutually acceptable transaction.  The Permitted Bid provisions of the Rights Plan are designed to ensure that in any take-over bid for outstanding Common Shares all shareholders are treated equally and are given adequate time to properly assess such take-over bid on a fully-informed basis.

The Board authorized the issuance of one Right in respect of each Common Share outstanding at the close of business on April 29, 2005 (the "Record Time").  In addition, the Board authorized the issuance of one Right in respect of each additional Common Share issued after the Record Time.  The Rights trade with and are represented by the Company's Common Share certificates, including certificates issued prior to the Record Time.  Until such time as the Rights separate from the Common Shares and become exercisable, Rights certificates will not be distributed to shareholders.   At any time prior to the Rights becoming exercisable, the Board may waive the operation of the Rights Plan with respect to certain events before they occur.  The issuance of the Rights is not dilutive until the Rights separate from the underlying Common Shares and become exercisable or until the exercise of the Rights.

A copy of the Rights Plan Agreement, together with an amending agreement to the Rights Plan Agreement, can be obtained from SEDAR at www.sedar.com.  Reference is made to the Rights Plan Agreement, as amended, for additional information with respect to the Rights Plan.

ITEM 6:  MARKET FOR SECURITIES

The Company's common shares are listed for trading on the Toronto Stock Exchange (the "TSX") and on the NYSE Amex, in each case under the symbol "BAA".  The Company's common shares commenced trading on the NYSE Amex on March 28, 2005 and commenced trading on the TSX on November 10, 2005.  Prior to November 10, 2005, such shares traded on the TSX Venture Exchange.

The following table sets forth the high, low and closing sale prices and volume of trading of the Company's common shares for the months indicated, as reported by the TSX.

Month	High	Low	Close	Volume
	(Cdn$)	(Cdn$)	(Cdn$)	(#	)
2009
December	2.66	2.02	2.04	2,647,466
November	2.79	2.25	2.50	2,490,609
October	3.37	2.20	2.29	3,056,909
September	2.87	2.00	2.86	5,596,770
August	2.70	2.00	2.08	3,634,247
July	2.39	1.60	2.25	4,942,188
June	3.20	1.96	2.10	6,770,125
May	2.15	1.50	1.96	5,981,400
April	2.65	1.64	1.75	1,508,806
March	2.76	1.29	2.05	781,617
February	2.35	1.43	1.55	1,107,036
January	2.72	1.25	1.98	2,629,063

The closing price of the common shares of the Company on March 26, 2009 was Cdn$2.09 per share, as reported by the TSX.

In September 2008, the Company completed a financing involving the issuance of units of the Company, with each unit consisting of one common share and one-half of one common share purchase warrant of the Company.  Each whole warrant (a "Warrant") entitles the holder to purchase one common share of the Company at a price of US$2.20 until September 17, 2011.  The Warrants are listed on the TSX under the symbol "BAA.WT" and on the NYSE Amex under the symbol "BAA.WS".

The following table sets forth the high, low and closing sale prices and volume of trading of the Warrants for the months indicated, as reported by the TSX.

Month	High	Low	Close	Volume
	(Cdn$)	(Cdn$)	(Cdn$)	(#	)
2009
December	1.01	0.75	0.78	165,000
November	1.35	0.79	0.84	13,881
October	1.49	0.99	1.10	16,400
September	1.23	0.65	1.20	186,800
August	0.81	0.70	0.74	35,804
July	0.80	0.80	0.80	1,500
June	1.04	0.70	0.97	177,800
May	0.70	0.46	0.50	691,060
April	0.60	0.37	0.49	20,800
March	0.53	0.35	0.50	20,300
February	0.59	0.31	0.42	52,300
January	0.62	0.40	0.62	168,500

The closing price of the Warrants on March 23, 2010 was Cdn$0.70 per Warrant, as reported by the TSX.

ITEM 7:	ESCROWED SECURITIES AND SECURITIES SUBJECT TOCONTRACTUAL RESTRICTION ON TRANSFER

To the knowledge of the Company, no securities of the Company are held in escrow or are subject to a contractual restriction on transfer.

ITEM 8:	DIRECTORS AND OFFICERS

8.1           Name, Occupation and Security Holding

The following table sets forth, as of the date hereof, the name and municipality of residence of each director and officer of the Company, as well as such individual's current position(s) with the Company, principal occupation(s) during the past five years and period of service as a director (if applicable).  Each director will hold office until the close of the next annual meeting of shareholders of the Company unless his office is earlier vacated in accordance with the by-law of the Company.

Name, Municipality of Residence and Current Position(s) with Banro	Principal Occupation(s) During the Past Five Years	Director Since

Michael E. Beckett (1) London, United Kingdom Director	Non-executive Chairman of Thomas Cook Group plc (a travel company) from March 2007 to present; director of numerous public companies (including non-executive Chairman of several of these companies).	January 1, 2010

John A. Clarke (1) (2) West Vancouver, British Columbia, Canada Director	Vice Chairman of Nevsun Resources Ltd. (a mineral exploration and development company) from August 2008 to September 2009; prior to August 2008, President of Nevsun Resources Ltd.	February 3, 2004

Peter N. Cowley Surrey, United Kingdom Director
Chief Executive Officer and President of Loncor Resources Inc. (a gold and platinum exploration company) from November 2009 to present; President of the Company from June 2004 to March 2008; prior to June 2004, Managing Director (Ashanti Exploration) of Ashanti Goldfields Company Limited (a gold mining company).  Currently also a non-executive director of Cluff Gold plc (a gold mining company).
January 13, 2004

Arnold T. Kondrat Toronto, Ontario, Canada Executive Vice President and a director
Executive Vice President of the Company; Executive Vice President of Loncor Resources Inc. (a gold and platinum exploration company) from October 2009 to present; consultant to BRC DiamondCore Ltd. (a diamond exploration company) from February 2008 to present and, prior to February 2008, Executive Vice President of BRC DiamondCore Ltd.; President of Sterling Portfolio Securities Inc. (a private venture capital firm).
May 3, 1994

Richard J. Lachcik (2) Oakville, Ontario, Canada Director	Partner of Macleod Dixon LLP (a law firm). (3)	August 23, 1996

Michael J. Prinsloo Johannesburg, Gauteng, South Africa President, Chief Executive Officer and a director
Chief Executive Officer of the Company since September 2007; Chief Executive Officer of the Gold Fields Business & Leadership Academy (a subsidiary of Gold Fields Limited (a gold mining company)) from April 2006 to September 2007; Executive Vice President and Head of South African Operations of Gold Fields Limited from April 2002 to April 2006.
March 17, 2008

Bernard R. van Rooyen (1)(2) Johannesburg, South Africa Director
Deputy Chairman of Mvelaphanda Resources Limited (a company which holds major interests in public gold, platinum and diamond mining companies ) from March 2004 to present; President of the Company from November 1996 to January 2001; director of various private and public companies engaged in mining.
June 16, 1997

Name, Municipality of Residence and Current Position(s) with Banro	Principal Occupation(s) During the Past Five Years	Director Since

Simon F.W. Village Kent, United Kingdom Chairman of the Board of Directors and a director
Chairman of the Board of Directors of the Company since November 2004; consultant to BRC DiamondCore Ltd. (a diamond exploration company) from May 2007 to present; Managing Director, Gold Investment Services, of the World Gold Council (an international marketing organization for the gold industry formed and funded by the world's leading gold mining companies) from September 2002 to October 2004.
March 8, 2004

Daniel K. Bansah East Legon, Accra, Ghana Vice President, Exploration
Vice President, Exploration of the Company since September 2007; Mineral Resources Manager for the Company from June 2004 to September 2007; prior to June 2004, Group Mineral Resources Manager with Ashanti Goldfields Company Limited (a gold mining company).
Not applicable

Johan L. Botha Pretoria, South Africa Executive Vice President, Operations	Executive Vice President, Operations of the Company since March 2009; prior to March 2009, Vice President and Managing Director of Gold Fields Limited (Ghana operations) (a gold mining company).	Not applicable

Howard Fall Settle, United Kingdom Exploration Manager
Exploration Manager for the Company since September 2007; Chief Geologist of the Company from August 2005 to September 2007; prior to August 2005, Exploration Manager for Ashanti Goldfields Company Limited (a gold mining company).
Not applicable

Geoffrey G. Farr Toronto, Ontario, Canada Corporate Secretary	Partner of Macleod Dixon LLP (a law firm)(3).	Not applicable

Martin D. Jones Toronto, Ontario, Canada Vice President, Corporate Development
Vice President, Corporate Development of the Company since October 2004; Vice President, Corporate Development of Loncor Resources Inc. (a gold and platinum exploration company) from September 2009 to present; Vice President, Corporate Development of BRC DiamondCore Ltd. (a diamond exploration company) from April 2005 to present; prior to October 2004, Vice President with Advance Planning/MS&L (a public relations firm).
Not applicable

Name, Municipality of Residence and Current Position(s) with Banro	Principal Occupation(s) During the Past Five Years	Director Since

Donat K. Madilo Mississauga, Ontario, Canada Chief Financial Officer
Chief Financial Officer of the Company since September 2007 and Treasurer of the Company prior to September 2007; Treasurer of BRC DiamondCore Ltd. (a diamond exploration company); Chief Financial Officer of Loncor Resources Inc. (a gold and platinum exploration company) from November 2008 to present; prior to November 2008, Treasurer of Nevada Bob's International Inc. (prior to November 2008, Loncor Resources Inc. was named Nevada Bob's International Inc. and was an international licensor).
Not applicable

Jacobus P. Nel Johannesburg, South Africa Vice President, Non-Technical Services
Vice President, Non-Technical Services of the Company since September 2009; Chief Operating Officer of the Gold Fields Business & Leadership Academy (a subsidiary of Gold Fields Limited (a gold mining company)) from January 2006 to May 2009; prior to January 2006, Vice President, Human Resources of Gold Fields International Mining, South Africa (a gold mining company).
Not applicable

Désire Sangara Kinshasa, Democratic Republic of the Congo Vice President, Government Relations
Vice President, Government Relations of the Company since September 2007; Administrative Manager for the Company from September 2004 to September 2007; prior to September 2004, Country Manager for Ashanti Goldfields Company Limited (a gold mining company).
Not applicable

Brian P. Scallan Johannesburg, South Africa Vice President, Project Finance
Vice President, Project Finance of the Company since March 2010; Vice President, Finance of BRC DiamondCore Ltd. (a diamond exploration company) from August 2008 to present; Head of Funding at Nikanor PLC (an AIM listed company developing a copper cobalt mine in the DRC) from November 2006 to February 2008; prior to November 2006, self-employed consultant providing project and corporate finance advisory consultancy work in Africa.
Not applicable

(1)	Member of the audit committee of the board of directors of the Company (the "Audit Committee").

(2)	Member of the compensation committee of the board of directors of the Company.

(3)	Macleod Dixon LLP acts as counsel to the Company.

As of the date hereof, the directors and officers of the Company as a group beneficially own, or control or direct, directly or indirectly, 2,491,312 common shares of the Company, representing 2.35% of the issued and outstanding common shares of the Company as of the date hereof.  As well, the directors and officers of the Company as a group hold, as of the date hereof, 5,243,000 stock options granted pursuant to the Company's Stock Option Plan and 7,500 common share purchase warrants of the Company.

8.2           Corporate Cease Trade Orders or Bankruptcies

No director or officer of Banro, or a shareholder holding a sufficient number of securities of Banro to affect materially the control of Banro, is, or within the 10 years before the date of this AIF has been, a director or officer of any company that, while that person was acting in that capacity,

(a)
was the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days;

(b)
was subject to an event that resulted, after the director or officer ceased to be a director or officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(c)
or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, save as described below.

As a result of not filing its audited financial statements for the year ended December 31, 2004 by the filing deadline, Mediterranean Resources Ltd. (which was then named Mediterranean Minerals Corp.) ("Mediterranean") was made subject to an issuer cease trade order issued by the British Columbia, Alberta and Ontario Securities Commissions which was revoked on August 17, 2005 (following the filing of the required records).  Mr. John A. Clarke, a director of the Company, is a director of Mediterranean and was a director of Mediterranean during the time the said cease trade order was in effect.

As a result of not filing its audited financial statements for the year ended December 31, 2004 by the filing deadline, Eurasia Gold Inc. (which was then named Eurasia Gold Corp.) ("Eurasia") was made subject to an issuer cease trade order issued by the British Columbia, Alberta and Ontario Securities Commissions which was revoked on June 29, 2005 (following the filing of the required records).  Mr. Richard J. Lachcik, a director of the Company, was a director of Eurasia during the time the said cease trade order was in effect.

Mr. Brian P. Scallan (who is an officer of the Company) was a director of Diamond Core Resources (Pty) Ltd ("Diamond Core") at the time Diamond Core was the subject of a final liquidation order by the Northern Cape High Court in South Africa in July 2009.  As well, an application to liquidate Diamond Core Technical Services (Pty) Ltd, which is a subsidiary of Diamond Core, was also made during 2009.  At the time of this application, Mr. Scallan was a director of Diamond Core Technical Services (Pty) Ltd.  Mr. Scallan has advised the Company that the application to liquidate Diamond Core Technical Services (Pty) Ltd has been withdrawn.

8.3           Personal Bankruptcies

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or a personal holding company of any such persons has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer, shareholder or personal holding company.

8.4           Penalties or Sanctions

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or a personal holding company of any such persons has

(a)
been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

8.5           Conflicts of Interest

To the best of the Company's knowledge, there are no existing or potential material conflicts of interest between the Company or a subsidiary of the Company and a director or officer of the Company or of a subsidiary of the Company.

ITEM 9:  AUDIT COMMITTEE INFORMATION

The Audit Committee's Charter

The text of the Audit Committee's charter is attached to this AIF as Schedule "A".

Composition of the Audit Committee

The members of the Audit Committee are as follows: Michael E. Beckett, John A. Clarke and Bernard R. van Rooyen.  Each such member is "independent" within the meaning of National Instrument 52-110 - Audit Committees ("NI 52-110").  Each such member is also "financially literate" within the meaning of NI 52-110.

Relevant Education and Experience of Audit Committee Members

The following is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member:

Michael E. Beckett

From 1975 to 1988, Mr. Beckett was an Executive and Managing Director of Consolidated Gold Fields plc, an international mining group operating in all five continents.  This company was listed on the London, Paris, Frankfurt and Johannesburg Exchanges.  He served as a director of Goldfields Mining Corporation, Goldfields of South Africa and Renison Gold Fields.  Since the take over of Gold Fields by Hanson plc in 1988, Mr. Beckett has served on the board of directors of many public mining companies, including North Limited (Australia), Northam Platinum Limited (South Africa), Northern Orion Resources Inc. (Canada) and Zinkgruven Mining AB (Sweden) and as Chairman of Ashanti Goldfields Company Limited (Ghana).

In the last 15 years, Mr. Beckett has sat on the audit committees of the following public companies: Northam Platinum Limited (Chairman), Thomas Cook Group Plc., MyTravel plc, North Limited, Mvelaphanda Resources Limited (Chairman) and Ashanti Goldfields Company Limited.

John A. Clarke

From 1997 to August 2008, Mr. Clarke was the President and Chief Executive Officer of Nevsun Resources Ltd., a mineral exploration and development company which is listed on the Toronto Stock Exchange and the NYSE Amex.  He was Vice Chairman of Nevsun Resources Ltd. from August 2008 to September 2009.

From 1988 to 1993, Mr. Clarke was with Ashanti Goldfields Company Limited ("Ashanti") engaged as a General Manager in a range of roles, including strategic planning, mine production and the technical/administrative support of mining operations.  From 1993 to 1997, Mr. Clarke was an Executive Director of Ashanti and was in charge of business development, including company strategic planning, Africa-wide exploration programs, and the acquisition of listed companies.  His roles with Ashanti required experience and understanding of all of the issues required in assessing/analyzing and preparing technical and financial plans and statements for mining and exploration operations.

Mr. Clarke holds a Masters of Business Administration from Middlesex Polytechnic (now Middlesex University).  This degree included in-depth courses in accounting principles, standards and practices.

Bernard R. van Rooyen

From 1980 to 1990, Mr. van Rooyen was Executive Director, Corporate Finance and Non-Technical Services to Gold Fields of South Africa Limited, an international mining company listed in Johannesburg, New York, London and various European Exchanges.  He was responsible for, among other things, the entire financial system from financial accounts through management accounts, cost control and management information to the treasury.

From 1998 to 2005, Mr. van Rooyen served as a non-executive director on the audit committee of Gold Fields Limited, an international gold producer with a market capitalization of approximately US$10 billion and the successor to Gold Fields of South Africa Limited.  Gold Fields Limited is listed in Johannesburg, New York, London and Frankfurt.

Mr. van Rooyen is currently a non-executive member of the audit committee of Trans Hex Group Ltd, a producer and marketer of diamonds listed on the JSE Limited.

Mr. van Rooyen was President of the Company from November 1996 to January 2001.

Reliance on Certain Exemptions

At no time since the commencement of the year ended December 31, 2009 has the Company relied on an exemption in section 2.4 of NI 52-110 (De Minimis Non-audit Services), section 3.2 of NI 52-110 (Initial Public Offerings), section 3.3(2) of NI 52-110 (Controlled Companies), section 3.4 of NI 52-110 (Events Outside Control of Member), section 3.5 of NI 52-110 (Death, Disability or Resignation of Audit Committee Member) or section 3.6 of NI 52-110 (Temporary Exemption for Limited and Exceptional Circumstances), on an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110 (Exemptions) or on section 3.8 of NI 52-110 (Acquisition of Financial Literacy).

Audit Committee Oversight

At no time since the commencement of the Company's financial year ended December 31, 2009 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the board of directors of the Company.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies or procedures for the engagement of non-audit services.

External Auditors Service Fees

The following table summarizes (a) the total fees of Deloitte & Touche LLP ("Deloitte"), the external auditors of the Company, for the financial year of the Company ended December 31, 2009 (certain of these fees are estimates as, as at the date of this AIF, such fees had not yet been billed), and (b) the total fees billed by BDO Canada LLP ("BDO") (the external auditors of the Company until April 27, 2009) for the financial year of the Company ended December 30, 2008.  All dollar amounts in the following table are expressed in Canadian dollars.

	2009		2008
Audit Fees	$260,218	(1)	$163,160	(2)
Audit-Related Fees	$41,034	(3a)	$208,252	(3b)
Tax Fees	$500	(4)	$500	(5)
All Other Fees	$29,350	(6)	$42,773	(6)

(1)	$92,958 (Deloitte: $77,131; BDO: $15,827) of these fees related to the review of the Company's quarterly financial statements.

(2)	$52,122 of these fees related to the review of the Company's quarterly financial statements by BDO.

(3)	The services comprising these fees related to (a) the Company's June 2009 financing (Deloitte: $41,034), and (b) the Company's 2008 financing (BDO: $208,252).

(4)	The services comprising these fees relate to the preparation of the 2009 Delaware tax return for the Company's U.S. subsidiary, Banro American Resources Inc.

(5)	The services comprising these fees related to the preparation of the 2008 Delaware tax return for the Company's U.S. subsidiary, Banro American Resources Inc.

(6)	The services comprising these fees (which services were performed by BDO) related to internal control documentation and the Company's International Financial Reporting Standards transition plan.

ITEM 10: PROMOTERS

No person or company has been, within the two most recently completed financial years or during the current financial year, a "promoter" (as such term is defined under applicable Canadian securities laws) of the Company or of a subsidiary of the Company.

ITEM 11: LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

The Company is not aware of any current or pending material legal proceeding to which it is or is likely to be a party or of which any of its properties are or are likely to be the subject.

Regulatory Actions

During the financial year ended December 31, 2009, (a) no penalties or sanctions were imposed against the Company by a court or regulatory body, and (b) no settlement agreements were entered into by the Company before a court relating to securities legislation or with a securities regulatory authority.

ITEM 12: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below or elsewhere in this AIF, no director or officer of the Company or person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding common shares of the Company, or any of their respective associates or affiliates, had or has any material interest, directly or indirectly, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

Based on public filings, the Company understands that institutional accounts (the "CGII Accounts") managed by affiliates of Capital Group International, Inc. hold, in the aggregate, more than 10% of the outstanding common shares of the Company.

In September 2008, the Company completed an equity financing which involved (including the exercise by the underwriters of an over-allotment option) the issue and sale of a total of 12,000,000 units of the Company at a price of US$1.75 per unit for total gross proceeds of US$21,000,000, with each such unit consisting of one common share of the Company and one-half of one Warrant (with each whole Warrant entitling the holder to purchase one common share of the Company at a price of US$2.20 until September 17, 2011).  The Company understands that CGII Accounts purchased units under this financing. Arnold T. Kondrat (Executive Vice President and a director of the Company) purchased 5,000 units under this financing and Donat K. Madilo (Chief Financial Officer of the Company) purchased 10,000 units under this financing.

In February 2009, the Company completed an equity financing which involved the issue and sale of a total of 10,000,000 common shares of the Company at a price of US$1.40 per share for total gross proceeds of US$14,000,000.  The Company understands that CGII Accounts purchased shares under this financing.  Michael J. Prinsloo (President, Chief Executive Officer and a director of the Company) purchased 100,000 shares under this financing and Simon F.W. Village (Chairman of the Board and a director of the Company) purchased 117,750 shares under this financing.

In June 2009, the Company completed an equity financing which involved the issue and sale of a total of 43,479,000 common shares of the Company at a price of Cdn$2.30 per share for total gross proceeds of Cdn$100,001,700.  The Company understands that CGII Accounts purchased shares under this financing.

ITEM 13: TRANSFER AGENTS AND REGISTRAR

The main transfer agent and registrar for the Company's common shares is Equity Transfer & Trust Company at its offices in Toronto, Ontario, Canada.  Registrar and Transfer Company at its offices in Cranford, New Jersey, United States of America, is co-transfer agent for the Company's common shares.

Equity Transfer & Trust Company at its offices in Toronto, Ontario, Canada is the warrant agent in respect of the Company's Warrants.

ITEM 14: MATERIAL CONTRACTS

There are no contracts that are material to Banro entered into by Banro within the most recently completed fiscal year, or before the most recently completed fiscal year but after January 1, 2002 which are still in effect, other than material contracts entered into in the ordinary course of business that are not required to be filed under National Instrument 51-102 Continuous Disclosure Obligations and the contract set forth below:

1.
the Rights Plan Agreement dated as of April 29, 2005 between the Company and Equity Transfer & Trust Company, as rights agent, as amended by a shareholder rights plan amendment agreement dated as of June 27, 2008 (see item 5.2 of this AIF).

ITEM 15: INTERESTS OF EXPERTS

15.1          Names of Experts

(a)
Deloitte & Touche LLP, Chartered Accountants and Licensed Public Accountants, who provide the auditors' report accompanying the Company's annual consolidated financial statements in respect of fiscal 2009.  Deloitte & Touche LLP has confirmed to the Company that Deloitte & Touche LLP is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Ontario.

(b)
BDO Canada LLP, Chartered Accountants, who had provided the auditors' report accompanying the Company's annual consolidated financial statements in respect of fiscal 2008.  BDO Canada LLP confirmed to the Company that BDO Canada LLP is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Ontario.

(c)	Martin Pittuck, Neil Senior, H.G. Waldeck, Ciaran Molloy and Jeremy Haile, who are the "qualified persons" (as such term is defined in NI 43-101) for the purpose of the Twangiza Technical Report.

(d)	Martin Pittuck, who is the "qualified person" (as such term is defined in NI 43-101) for the purpose of the current mineral resource estimates for Namoya as set out in item 3.3.2 of this AIF.

(e)	Martin Pittuck and Anthony Smith, who are the "qualified persons" (as such term is defined in NI 43-101) for the purpose of the Namoya Technical Report.

(f)	Michael B. Skead, who is the "qualified person" (as such term is defined in NI 43-101) for the purpose of the Lugushwa Technical Report.

(g)	Martin Pittuck and A. Gareth O'Donovan, who are the "qualified persons" (as such term is defined in NI 43-101) for the purpose of the SRK Technical Report.

15.2           Interests of Experts

To the knowledge of the Company, none of the individuals referred to in paragraphs (c), (d), (e), (f) and (g) of item 15.1 above beneficially owns, directly or indirectly, or exercises control or direction over, 1% or more of the outstanding common shares of the Company.

Mr. Bansah, who is Vice President, Exploration of Banro, currently holds 263,000 stock options of the Company granted pursuant to the Company's Stock Option Plan.

Mr. Skead, who was Vice President, Exploration of Banro at the time the Lugushwa Technical Report was prepared and is no longer with Banro, held at the time the Lugushwa Technical Report was prepared 200,000 stock options of the Company granted pursuant to the Company's stock option plan.

ITEM 16: ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.  Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, is contained in the Company's information circular for its most recent annual meeting of shareholders that involved the election of directors.  Additional financial information is provided in the Company's audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2009.

Schedule "A"

Banro Corporation

Terms of Reference
Audit Committee of the Board of Directors
Banro Corporation

November 23, 2004

Mandate

A.           Role and Objectives

The Audit Committee (the "Committee") is a committee of the Board of Directors (the "Board") of Banro Corporation ("Banro") established for the purpose of overseeing the accounting and financial reporting process of Banro and external audits of the consolidated financial statements of Banro. In connection therewith, the Committee assists the Board in fulfilling its oversight responsibilities in relation to Banro's internal accounting standards and practices, financial information, accounting systems and procedures, financial reporting and statements and the nature and scope of the annual external audit. The Committee also recommends for Board approval Banro’s audited annual consolidated financial statements and other mandatory financial disclosure.

Banro’s external auditor is accountable to the Board and the Committee as representatives of shareholders of Banro. The Committee shall be directly responsible for overseeing the relationship of the external auditor.  The Committee shall have such access to the external auditor as it considers necessary or desirable in order to perform its duties and responsibilities.  The external auditor shall report directly to the Committee.

The objectives of the Committee are as follows:

1.	to be satisfied with the credibility and integrity of financial reports;

2.	to support the Board in meeting its oversight responsibilities in respect of the preparation and disclosure of financial reporting, including the consolidated financial statements of Banro;

3.	to facilitate communication between the Board and the external auditor and to receive all reports of the external auditor directly from the external auditor;

4.	to be satisfied with the external auditor's independence and objectivity; and

5.	to strengthen the role of independent directors by facilitating in-depth discussions between members of the Committee, management and Banro’s external auditor.

B.           Composition

1.
The Committee shall comprise at least 3 directors, none of whom shall be an officer or employee of Banro or any of its subsidiaries or any affiliate thereof. Each Committee member shall satisfy the independence, financial literacy and experience requirements of applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular, each member of the Committee shall have no direct or indirect material relationship with Banro or any affiliate thereof which could reasonably interfere with the exercise of the member's independent judgment. Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

2.
Members of the Committee shall be appointed by the Board. Each member shall serve until his successor is appointed, unless he shall resign or be removed by the Board or he shall otherwise cease to be a director of Banro.

3.
The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership.  The Committee Chair shall satisfy the independence, financial literacy and experience requirements (as described above).

4.
The Committee shall have access to such officers and employees of Banro and to such information respecting Banro as it considers to be necessary or advisable in order to perform its duties and responsibilities.

C.           Meetings

1.	At all meetings of the Committee, every question shall be decided by a majority of the votes cast. In case of an equality of votes, the matter will be referred to the Board for decision.

2.	A quorum for meetings of the Committee shall be a majority of its members.

3.
Meetings of the Committee shall be scheduled at least quarterly and at such other times during each year as it deems appropriate. Minutes of all meetings of the Committee shall be taken. The Chief Financial Officer shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Committee Chair. The Chair of the Committee shall hold in camera sessions of the Committee, without management present, at every meeting.

4.	The Committee shall report the results of meetings and reviews undertaken and any associated recommendations to the Board.

5.
The Committee shall meet periodically with Banro’s external auditor (in connection with the preparation of the annual consolidated financial statements and otherwise as the Committee may determine), part or all of each such meeting to be in the absence of management.

Responsibilities

As discussed above, the Committee is established to assist the Board in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of Banro and external audits of Banro’s consolidated financial statements. In that regard, the Committee shall:

1.
satisfy itself on behalf of the Board with respect to Banro's internal control systems including identifying, monitoring and mitigating business risks as well as compliance with legal, ethical and regulatory requirements. The Committee shall also review with management, the external auditor and, if necessary, legal counsel, any litigation, claim or other contingency (including tax assessments) that could have a material effect on the financial position or operating results of Banro (on a consolidated basis), and the manner in which these matters may be, or have been, disclosed in the financial statements;

2.
review with management and the external auditor the annual consolidated financial statements of Banro, the reports of the external auditor thereon and related financial reporting, including Management's Discussion and Analysis and any earnings press releases, (collectively, "Annual Financial Disclosure") prior to their submission to the Board for approval. This process should include, but not be limited to:

(a)	reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future year's financial statements;

(b)	reviewing significant accruals, reserves or other estimates;

(c)	reviewing accounting treatment of unusual or non-recurring transactions;

(d)	reviewing adequacy of reclamation fund;

(e)	reviewing disclosure requirements for commitments and contingencies;

(f)	reviewing financial statements and all items raised by the external auditor, whether or not included in the financial statements; and

(g)	reviewing unresolved differences between Banro and the external auditor.

Following such review, the Committee shall recommend to the Board for approval all Annual Financial Disclosure;

3.
review with management all interim consolidated financial statements of Banro and related financial reporting, including Management's Discussion and Analysis and any earnings press releases, (collectively "Quarterly Financial Disclosure") and, if thought fit, approve all Quarterly Financial Disclosure;

4.
be satisfied that adequate procedures are in place for the review of Banro’s public disclosure of financial information extracted or derived from Banro’s financial statements, other than Annual Financial Disclosure or Quarterly

Financial Disclosure, and shall periodically assess the adequacy of those procedures;

5.
review with management and recommend to the Board for approval, any financial statements of Banro which have not previously been approved by the Board and which are to be included in a prospectus of Banro;

6.	review with management and recommend to the Board for approval, Banro’s Annual Information Form;

7.           with respect to the external auditor:

(a)           receive all reports of the external auditor directly from the external auditor;

(b)           discuss with the external auditor:

(i)	critical accounting policies;

(ii)	alternative treatments of financial information within GAAP discussed with management (including the ramifications thereof and the treatment preferred by the external auditor); and

(iii)	other material, written communication between management and the external auditor;

(c)
consider and make a recommendation to the Board as to the appointment or re-appointment of the external auditor, being satisfied that such auditor is a participant in good standing pursuant to applicable securities laws;

(d)
review the terms of engagement of the external auditor, including the appropriateness and reasonableness of the auditor's fees and make a recommendation to the Board as to the compensation of the external auditor;

(e)
when there is to be a replacement of the external auditor, review with management the reasons for such replacement and the information to be included in any required notice to securities regulators and recommend to the Board for approval the replacement of the external auditor along with the content of any such notice;

(f)	oversee the work of the external auditor in performing its audit or review services and oversee the resolution of any disagreements between management and the external auditor;

(g)
review and discuss with the external auditor all significant relationships that the external auditor and its affiliates have with Banro and its affiliates in order to determine the external auditor's independence, including, without limitation:

(i)	requesting, receiving and reviewing, on a periodic basis, written or oral information from the external auditor delineating all relationships that may reasonably be thought to bear on the independence of the external auditor with respect to Banro;

(ii)	discussing with the external auditor any disclosed relationships or services that the external auditor believes may affect the objectivity and independence of the external auditor; and

(iii)	recommending that the Board take appropriate action in response to the external auditor's information to satisfy itself of the external auditor's independence;

(h)	as may be required by applicable securities laws, rules and guidelines, either:

(i)
pre-approve all non-audit services to be provided by the external auditor to Banro (and its subsidiaries, if any), or, in the case of de minimus non-audit services, approve such non-audit services prior to the completion of the audit; or

(ii)	adopt specific policies and procedures for the engagement of the external auditor for the purposes of the provision of non-audit services;

(i)	review and approve the hiring policies of Banro regarding partners, employees and former partners and employees of the present and former external auditor of Banro;

8.	(a)	establish procedures for:

(i)	the receipt, retention and treatment of complaints received by Banro regarding accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of Banro of concerns regarding questionable accounting or auditing matters; and

(b)
review with the external auditor its assessment of the internal controls of Banro, its written reports containing recommendations for improvement, and Banro's response and follow-up to any identified weaknesses;

9.
with respect to risk management, be satisfied that Banro has implemented appropriate systems of internal control over financial reporting (and review senior management's assessment thereof) to ensure compliance with any applicable legal and regulatory requirements;

10.	review annually with management and the external auditor and report to the Board on insurable risks and insurance coverage; and

11.	engage independent counsel and other advisors as it determines necessary to carry out its duties and set and pay the compensation for any such advisors.

Schedule "B"

Reproduction of Summary from Namoya Technical Report
(which report was prepared by SENET and has an effective date of August 17, 2007)

"The Namoya Project consists of one exploitation permit covering an area of 174 square kilometres and is located approximately 225 kilometres southwest of the town of Bukavu in Maniema Province in the east of the Democratic Republic of the Congo (the "DRC") (Figures 1 to 3).  Namoya Mining SARL, which is wholly owned by Banro Corporation ("Banro"), has a 100% interest in the said permit.  The Namoya property comprises four separate deposits: Mwendamboko and Muviringu to the northwest, Kakula in the centre and Namoya Summit to the southeast (Figure 4).

The main host rock for the gold mineralization is a fine grained sericite schist with associated albite, quartz, chlorite and calcite. Quartz veins and quartz ‘stockworks’ cross-cut the majority of the host sediments which have also been intruded by quartz-feldspar porphyry. The quartz systems and its associated sediments host the primary gold mineralization.

This technical report summarizes the results of the most recent mineral resource update of the Namoya mineralization, as well as the recently completed preliminary economic assessment of the Namoya Project. This report is intended to comply with the requirements of National Instrument 43-101 ("NI 43-101"), including Form 43-101F1.

The most recent mineral resource estimates for Namoya were completed in June 2007 following the completion of an additional 7,411.53 metres (36 drill holes) of drilling since the previous Namoya mineral resource determination in September 2006. These new mineral resource estimates have been incorporated into a preliminary assessment of the Namoya Project.  As part of Banro's QA/QC procedures, internationally recognised standards, duplicates and blanks were inserted into the sample batches. A total of 1,861 relative density measurements were taken from drill core at the deposits to convert volumes into tonnages. The mineral resources were estimated from the current and previous core drilling programs as well as previous verified adit information.

The methodology employed in estimating the mineral resources utilised a 3-dimensional wireframe model of the mineralization interpreted with 0.5 - 1.0 g/t Au sample cut-off, defined first in plan and on cross sections at 20-40 meters interval.  The ore body models were constrained within the wireframe with primary block dimensions of 10 meters in the strike and cross structure directions, and 5 meters in the vertical direction.

Semi-variorums were constructed for each deposit using one metre sample composite of the gold values. Some structure was apparent in the along strike and down-dip directions, and a Krige interpolation algorithm was adopted for the estimates given in the Table below. The Inferred Mineral Resources generated for Muviringu employed the inverse distance weighting interpolation algorithm.

The recent topographic survey and in particular the updated pit survey at Mwendamboko have been used to deplete the models.

Ore classification was carried out using solid wireframes to flag blocks as indicated and inferred. The improved geological knowledge coupled with the increased data density, the continuity of the mineralization and the increase reliability of the database, have allowed mineral resources to be classified with higher confidence.

SRK Consulting (UK) Limited ("SRK"), who undertook the initial data compilation in 1998 and followed it up with a valuation between 1999 and 2003, have reviewed the estimation method in respect of the Namoya Project and concur with the approach used by Banro.

The table below summarizes the current mineral resource estimates for Namoya using a 1.0 g/t Au block cut-off.

DEPOSIT	CLASS	MTonnes	GRADE (Au g/t)	METAL (MGrams Au)	CONTAINED GOLD (Ounces)
Mwendamboko	Indicated	4.095	4.05	16.573	532,800
Mwendamboko	Inferred	2.237	2.68	5.986	192,500
Kakula	Indicated	2.894	2.60	7.516	241,700
Kakula	Inferred	0.809	2.69	2.173	69,800
Namoya Summit	Indicated	1.936	2.64	5.111	164,300
Namoya Summit	Inferred	1.372	3.06	4.204	135,200
Muviringu	Inferred	2.656	2.62	6.968	224,000
Total	Indicated	8.925	3.27	29.200	938,800
	Inferred	7.074	2.73	19.331	621,500
Tonnage rounded to the nearest '000 and ounces rounded to the nearest '00.

The estimates for the Indicated Mineral Resources at Namoya compare to the previous (September 2006) estimates as follows:

Current Estimates: 8.925 Mt at a mean grade of 3.27 g/t containing 29,200 kg gold.
Previous Estimates: 7.386 Mt at a mean grade of 2.91 g/t containing 21,489 kg gold.

The increase in the metal content of the Indicated Resource in the current estimates relative to the previous estimates is a function of the increased data density and improved geological knowledge as a result of the additional drilling.

The current mineral resource estimates are encouraging in terms of the increase in the Indicated Resources, and gives a clear scope and direction to the Project.

A preliminary assessment of the Namoya Project was completed in July 2007 and the results are summarized in this report.  Pit optimizations and underground mining studies were undertaken on the Indicated and Inferred Mineral Resources from which mining schedules were estimated.  Results from metallurgical testwork of the various ore types at Namoya were used to determine metallurgical recoveries and determine the gravity/Carbon-in-Leach (CIL) processing flow sheet.  Infrastructural and site services were estimated for the Project together with hydroelectric and diesel power alternatives.

An economic model and financial analysis was undertaken based on the following assumptions:

Parameter	Units	Hydroelectric Assumption	Diesel Assumption
Gold Price	US$/oz	600	600
Discount Rate	%	5%	5%
Life of Mine after pre-production	Years	8	7
Oxides LoM Tonnage	t	7,653,363	6,467,642
Oxides LoM Grade	g/t Au	2.85	3.17

Parameter	Units	Hydroelectric Assumption	Diesel Assumption
Oxides Recovery	%	93.6%	93.6%
Transition LoM Tonnage	t	2,853,871	2160665.00
Transition LoM Grade	g/t Au	3.08	3.62
Transition LoM Recovery	%	93.0%	93.0%
Fresh Rock LoM Tonnage	t	3,501,546	3,350,940
Fresh Rock LoM Grade	g/t Au	3.51	3.41
Fresh Rock LoM Recovery	%	92.6%	92.60%
Stockpile Tonnage	t	1,495,429	1,421,541
Stockpile Grade	g/t Au	0.76	0.76
Stockpile Recovery	%	93.0%	93.0%
Royalty	%	n/a	n/a
Tax Rate	%	5 % on imports	5 % on imports
Initial Capital Costs	US$ 000	186,545	161,996
Sustaining Capital	US$ 000	27,478	25,974
Fixed Equipment Capital resale	%	20%	20%
Hydro Equipment Capital resale	%	60%	n/a
Mobile Equipment Capital resale	%	20%	20%

The results of the financial analysis for the Namoya hydroelectric and diesel options are summarized below:

Summary of Financial Analysis
	Unit	Hydroelectric	Diesel
Gold Annual Production- First 5 years	oz	193,949	198,139
Gold Annual Production- LoM	oz	164,988	174,632
Cash Operating Costs - First 5 years	US$/oz	217.11	265.37
Cash Operating Costs – LoM	US$/oz	238.24	285.84
Post Tax NPV at discount rate of 5%	US$ million	204	145
IRR	%	37.3%	41.0%
Payback time	years	2.3	1.6
Project net cash flow after tax and capex	US$ million	290	197

The results of the preliminary assessment of the Namoya Project is encouraging and warrants the progression of the Namoya Project to the pre-feasibility study stage.

It is recommended that the exploration programme at Namoya for the rest of 2007 should focus on the following:

•	Continue with regional exploration to define known mineralization as well as identify new targets.

•	Diamond drilling to test soil geochemical anomalies in order to generate additional Indicated and Inferred Mineral Resources.

•	Infill diamond drilling to obtain sufficient information for moving the Inferred Resources to the Indicated category and Indicated Resources to the Measured category.

•	Refine the geological model and update the resource model, and subsequently convert the mineral resources to mineral reserves on completion of optimised pit designs.

•
Completion of a pre-feasibility study to provide increased confidence on the economic viability of the Namoya Project.  For completion of the pre-feasibility study, the following will need to be undertaken in addition to the infill drilling:

•	Geotechnical drilling to better assess pit slope stabilities for the proposed open pits.

•
Additional metallurgical testwork to further define the chemical and physical characteristics of the various ore material types in order to optimise plant recoveries and further define the processing plant flowsheet.

•	Select preferred tailings site location and undertake initial geotechnical assessment.

•	Select preferred plant and other plant infrastructure sites (ie. access roads, haul roads, waste dumps, accommodation village).

•	Undertake a pre-feasibility study on the hydroelectric potential for the Namoya Project.

•	Further define access and transportation routes.

•	Complete a pre-feasibility Environmental and Social Impact Assessment for the Namoya Project.

•	Further define capital and operating costs and reduce contingency costs.

The budget for the Namoya Project for 2007 is US$5,543,877.  A total of US$1,569,000 has been assigned to drilling which accounts for approximately 28% of the total budget.  The actual expenditures incurred at Namoya during 2007 will be dependent on the exploration results achieved during 2007."

***************************************

Note that the mineral resource estimates set out in the above summary have been superceded by the updated mineral resource estimates released in March 2009 as set out in item 3.3.2 of this AIF.

Cautionary Statements

The preliminary assessment of Namoya is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that the conclusions reached in the preliminary assessment will be realized.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.